Filed pursuant to Rule 424(b)(3)
Registration Statement No. 333-179115

PROSPECTUS

The Active Network, Inc.

1,500,000 shares of Common Stock

This prospectus relates to the offer and sale of up to 1,500,000 shares of our common stock by the selling stockholders named in the “Selling Stockholders” section of this prospectus. These shares were privately issued to the selling stockholders in connection with a merger transaction and a private placement as described herein.

The selling stockholders may offer shares of our common stock from time to time using a number of different methods and at varying prices. For more information on possible methods of offer and sale by the selling stockholders, you should refer to the section of this prospectus entitled “Plan of Distribution.” We do not know which method, in what amount, at what price, or at what time or times the selling stockholders may sell the shares of our common stock covered by this prospectus. The selling security holders may sell all, a part or none of the securities offered by this prospectus.

We will not receive any of the proceeds from the sale by the selling stockholders of shares of our common stock. See “Use of Proceeds.” The selling security holders and any brokers executing sell orders on behalf of the selling security holders may be deemed to be “underwriters” within the meaning of the Securities Act of 1933, as amended (the “Securities Act”). Commissions received by a broker executing sell orders may be deemed to be underwriting commissions under the Securities Act.

Our common stock is listed on the New York Stock Exchange under the symbol “ACTV.” On April 11, 2012, the last reported sale price of our common stock on the New York Stock Exchange was $16.33 per share.

Investing in our Common Stock involves substantial risks. See “Risk Factors” beginning on page 8.

We may amend or supplement this prospectus from time to time by filing amendments or supplements as required. You should read the entire prospectus and any amendments or supplements carefully before you make your investment decision.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus is April 12, 2012.

THIS PROSPECTUS IS NOT AN OFFER TO SELL ANY SECURITIES OTHER THAN THE SHARES OF COMMON STOCK FOR SALE BY THE SELLING SECURITY HOLDERS. THIS PROSPECTUS IS NOT AN OFFER TO SELL SECURITIES IN ANY CIRCUMSTANCES IN WHICH SUCH AN OFFER IS UNLAWFUL.

You should rely only on the information contained in this prospectus. We have not authorized any other person to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it. No offers to sell these shares of common stock will be made in any jurisdiction where the offer or sale is not permitted. You should assume that the information appearing in this prospectus is accurate only as of the date of this prospectus. Our business, financial condition, results of operations and prospects may have changed since that date. Neither the delivery of this prospectus nor any sale made in connection with this prospectus shall, under any circumstances, create any implication that there has been no change in our affairs since the date of this prospectus or that the information contained by reference to this prospectus is correct as of any time after its date.

This prospectus may be amended from time to time to add, update or change information in this prospectus. Any statement contained in this prospectus will be deemed to be modified or superseded for purposes of this prospectus to the extent that a statement contained in such prospectus amendment modifies or supersedes such statement. Any statement so modified will be deemed to constitute a part of this prospectus only as so modified, and any statement so superseded will be deemed not to constitute a part of this prospectus.

This prospectus is based on information provided by us and by other sources that we believe are reliable. This prospectus summarizes certain documents and other information and we refer you to those documents and information for a more complete understanding of what we discuss in this prospectus. In making an investment decision, you must rely on your own examination of our company and the terms of the offering, including the merits and risks involved.

“The Active Network,” “Active,” “Active.com,” “ActiveWorks,” “ActiveNet,” “RegOnline,” “ReserveAmerica,” “RTP,” “StarCite” and our logo are some of our trademarks used in this prospectus. This prospectus also includes trademarks, trade names and service marks that are the property of other organizations.

PROSPECTUS SUMMARY

This summary highlights information contained elsewhere in this prospectus and does not contain all of the information that you should consider in making your investment decision. Before investing in our common stock, you should carefully read this entire prospectus, including our consolidated financial statements and the related notes and the information set forth under the headings “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” which are included in our Annual Report on Form 10-K for the year ended December 31, 2011, and incorporated herein by reference.

The Active Network

Overview

We are the leading provider of organization-based cloud computing applications serving a wide range of customer groups including business events, community activities, outdoors and sports. We provide applications that form an online network connecting a fragmented and diverse group of activity and event organizers with a large base of potential participants. Our proprietary technology platform transforms the way organizers manage their activities and events by automating online registrations and streamlining other critical management functions, while also driving consumer participation to their events.

We power a broad range of activities, such as reserving a campsite or tee time, signing up for a marathon or sports league, purchasing a fishing or hunting license, or participating in a community event or corporate conference. From the introduction of our platform in 1999, we have experienced significant growth and in 2011, we had over 51,000 customer organizations that drove over 80 million annual consumer registrations. Based on the results of a 2010 online survey we commissioned through Survey.com, we believe the organizations we target produce or organize activities and events for the majority of U.S. households.

Our business benefits from a powerful network effect. As more organizations use our platform, we increase the breadth and depth of activities and events offered through our platform. This more comprehensive offering of activities attracts more participants. As we attract more participants, we are able to drive increased demand for our customers’ activities, thus increasing registrations and revenue for both organizers and us. This revenue growth enables us to develop enhanced functionality and services through ActiveWorks and our websites, further increasing participant engagement and attracting new organizers. In this way, we build increasing value for both organizations and participants.

We serve a wide range of customers including community and sports organizations, large corporations, small and medium-sized businesses, educational institutions, federal and state government agencies, non-profit organizations and other similar entities. We primarily generate revenue from technology fees paid by participants who register for our customers’ activities through our cloud computing applications. During the year ended December 31, 2011, we generated revenue of $337.4 million, as compared to $279.6 million in the year ended December 31, 2010, an increase of 21%.

Our technology revenue was 86% of our total revenue for the three months ended December 31, 2011. Net registration revenue was 79% of our technology revenue for the year ended December 31, 2011. During the year ended December 31, 2011, we processed over 80 million consumer registrations. Licensed software, maintenance, hosting and implementation revenue was 21% of our technology revenue for the year ended December 31, 2011. Our marketing services revenue was 14% of our total revenue for the year ended December 31, 2011.

Industry Overview

Organizations of all sizes need to inform, engage and support their respective participants, which include attendees, members, registrants and other constituents. We believe activity and event registration and administration is a broad and large market with more than 800,000 potential customers in North America within our four primary customer groups of sports, community activities, outdoors and business events. According to a 2010 study we commissioned through Survey.com, 73% of the U.S. households surveyed paid to take part in a recreational or community activity last year. Based on the results of this survey and our internal analysis, we believe that our target market encompasses more than 1.8 billion total registrations annually in the United States, representing more than $110 billion in registration spending. We have the opportunity to receive a fraction of each registration fee by providing the applications that help organize and manage activities and events. Furthermore, we believe the market opportunity outside the United States is greater than our domestic market opportunity.

Historically, activities and events have been organized and registrations tracked by using a combination of paper-based systems, basic desktop applications and spreadsheets. Participants register for events by phone, mail or walk-up registration, which is often costly and inefficient for both organizers and participants. This manual approach to event registration can be haphazard, time-consuming and lack sufficient process controls. Mistakes due to incorrect data entry of participant information often lead to incomplete or lost registration forms. These frequent errors add incremental costs for organizers, delay registration for participants and cause problems on-site at the activity or event.

Building a fully functional management system is a costly endeavor. Most organizers cannot afford to make the investment nor do they have the necessary technical resources to develop applications sufficient to run their businesses effectively. When organizers do attempt to automate registration and administration themselves, building and maintaining an internal system often becomes technologically challenging, time-intensive and cost prohibitive.

Our Solution

ActiveWorks, our organization-based cloud computing platform, transforms the way organizers record, track, manage and share information regarding activities and events. We offer applications that allow our customers to reduce cost, attract new participants and focus resources on enhancing the quality of their events. ActiveWorks allows organizers to leverage our large-scale, common infrastructure to manage their activities and events more effectively. Additionally, we have created a number of mobile applications to enhance functionality and access to our solutions.

Our applications provide the following benefits to organizers:

•

Create operational efficiencies by automating registration and administration. Our applications reduce costs by automating processes such as activity and event registration, facility reservation, roster management, results publishing, membership management and operational reporting.

•

Manage participant and activity information. ActiveWorks centralizes a comprehensive data set of participant information for each customer and provides a user-friendly interface to easily track, manage and enhance the ongoing relationship between participants and activity organizers.

•

Communicate real-time with event participants. We enable organizers to engage participants through websites and email. This empowers our customers to seamlessly and efficiently inform, motivate and support participants, thereby building greater affinity for their organizations.

•

Provide access to efficient marketing channels. Our integrated platform allows organizers to reach a targeted group of new potential participants through a variety of resources to provide greater exposure for their activities and events.

Our applications provide the following benefits to participants:

•

Foster discovery through our comprehensive directory. Our websites deliver content based on a participant’s interests, while facilitating discovery of new relevant and targeted activities. Our directory provides access to a broad database of events, classes, leagues, tournaments, organizations, facilities and a wide range of other activities.

•

Support participation. Throughout our offerings, participants can find resources and like-minded individuals to support every step of their journey. We offer free and premium access to training plans, articles, videos, discounts and experts through our websites, mobile applications and other social media channels.

Our Strengths

Our applications are designed to reach many aspects of a consumer’s lifestyle from community activities and sports to business events and the outdoors. Given this breadth, we believe the following strengths provide us with a competitive advantage within this large and growing market:

•	Leader in a large and fragmented market. We believe we have the largest customer base in our industry, including over 51,000 customers and more than 80 million annual registrations.

•	Proprietary technology platform. Our cloud computing platform allows us to efficiently develop and deliver vertical specialization and feature-rich applications for customers of all sizes.

•

Dedicated and highly engaged consumers. We provide relevant and vertical-specific directories, content and tools that engage participants and form enthusiastic and dedicated online communities. These participants generate over 1 billion page views annually on our websites.

•

High degree of predictable and recurring revenue. We have long-term, exclusive contracts with many of our customers. We also have a successful track record of renewing a high percentage of these contracts for multiple successive terms. As a result, a significant percentage of our revenue is predictable and recurring.

•

Powerful network effect. The continued growth of our customers results in more participants visiting our online communities. This growing audience creates a powerful network effect where our platform becomes increasingly valuable to both our organizers and participants, driving more registrations to our customer’s activities while simultaneously offering participants additional relevant activities from which to choose.

•

Alignment with our customers’ interests. Our business is uniquely aligned with the interests of our customers. Like our customers, the success of our business is directly dependent on maximizing the number of participants who register for activities and events.

•

Economies of scale. We have achieved a level of scale in our business that provides operational and technological competitive advantages. For example, we are able to leverage our significant investment in cloud infrastructure to provide high levels of service and reliability, while maintaining a low unit cost structure. We also apply our solutions experience accumulated through interactions with tens of thousands of organizations to design and develop features that can easily be configured for multiple types of customers, thus allowing us to spread our development costs across a much wider market opportunity than our competitors.

Growth Strategy

To extend our leadership position in the activities and events market, we intend to do the following:

•	Grow the number of customers we serve. We will continue to promote the migration of organizations towards online management of activities and events, and in so doing, grow our customer base.

•

Increase our online registration conversion rates. We plan to increase participant usage of online registration services by training our customers in the execution of conversion techniques. We have developed and refined these techniques over the past 12 years through our experience working with tens of thousands of organizations.

•

Deepen our relationship with existing customers. We are dedicated to developing comprehensive, vertical-specific applications and features that increase the value of our platform to our customers. We believe these enhanced applications will allow us to generate additional revenue.

•	Pursue strategic acquisitions. We intend to pursue acquisitions to strengthen our market position, broaden our organization base, enhance our capabilities and add new applications to our platform.

•

Expand internationally. We intend to commit additional resources to markets outside North America. We believe this opportunity is larger than our domestic market, and that we are well positioned to take advantage of this opportunity as our model is readily transferable to new markets.

Customers

We work with organizations of all sizes. We currently have over 51,000 sports, community activities, outdoors and business event customers and received technology fees from more than 80 million registrations in 2011. Based on the results of a 2010 online survey we commissioned through Survey.com, we believe the organizations we target produce or organize activities and events for the majority of U.S. households.

In 2011, none of our customers accounted for more than five percent of our total revenue. Our technology customers can be categorized in the following four groups and can be further broken down into the verticals listed in the table below:

Sports	Community Activities	Outdoors	Business Events
Endurance Events	Parks & Recreation Departments	State Campgrounds	Conferences
Leagues & Teams	Schools & Districts	National Parks	Conventions
Golf Courses	City & County Governments	Fishing Licenses	Association Gatherings
Clubs	Camps & Retreats	Hunting Permits	Meetings & Seminars
Tournaments	Faith-Based Organizations	Marinas	Trade Shows & Expos

Recent Developments

On December 30, 2011, we completed a merger transaction in which we acquired StarCite, Inc. (“StarCite”), a technology platform provider that makes meetings and event planning, booking and management easier and more cost-effective for corporations, hotels, venues and meetings suppliers. In connection with the merger, we acquired all outstanding shares of StarCite preferred stock, StarCite common stock and warrants to purchase shares of StarCite preferred stock and common stock in exchange for $40.0 million in cash, including an aggregate of approximately $6.6 million used for outstanding debt and transaction expenses of StarCite, and 1,350,000 shares of our common stock, which includes 300,000 shares of common stock placed into an escrow fund to satisfy any indemnification claims made by us pursuant to the terms of our merger agreement with StarCite. In addition, in the event that shares of our common stock do not close trading at or above $15.00 per share on the New York Stock Exchange for at least three consecutive days at any time during the sixty day period following effectiveness of the registration statement of which this prospectus forms a part, we have agreed to issue an additional 150,000 shares of our common stock to the StarCite security holders. The merger consideration is also subject to adjustment based upon a final determination of StarCite’s working capital and subject to certain limited holdbacks.

On December 16, 2011, we entered into a Credit Agreement (the “Credit Agreement”) with Bank of America, N.A., as Administrative Agent, Swing Line Lender and L/C Issuer, Merrill Lynch, Pierce, Fenner & Smith Incorporated, as Sole Lead Arranger and Sole Book Manager, and the lenders from time to time a party thereto. The Credit Agreement provides for a five-year, senior secured revolving credit facility in an initial aggregate principal amount of $50.0 million. The credit facility includes a $15.0 million sublimit for the issuance of standby letters of credit and a $5.0 million sublimit for swing line loans, which will be available on a same-day basis. The credit facility also includes an “accordion” feature which allows us, subject to certain terms and conditions, to increase the lending commitments by up to $25.0 million. The proceeds of the credit facility are expected to be used, together with cash on hand, to refinance existing indebtedness, for capital expenditures and acquisitions, and to provide generally for ongoing working capital requirements and other corporate purposes.

As of December 31, 2011, we had $5.0 million outstanding under the swing line loan facility, which was repaid in full on January 3, 2012. On January 3, 2012, we borrowed $10.0 million under the credit facility.

Risk Factors Associated with our Business

Our business is subject to numerous risks and uncertainties, including those highlighted in the section titled “Risk Factors” immediately following this prospectus summary. Some of these risks include:

•	we have a history of significant net losses, and we may never achieve or maintain consistent profitability;

•	our limited operating history, new and unproven business model and rapidly evolving market make it difficult to evaluate our future prospects and increase the risk that we will not be successful;

•

our growth rate over the past few years may not be sustainable. If we fail to maintain an adequate growth rate, our business will be adversely affected and we may not achieve or maintain profitability;

•	if we fail to effectively manage our growth, our business and operating results could be harmed; and

•	acquisitions could prove difficult to integrate, disrupt our business, dilute stockholder value, strain our resources and impair our operating results, financial conditions and prospects.

You should carefully consider these risks and the other risks described under the “Risk Factors” section of our Annual Report on Form 10-K for the year ended December 31, 2011, which is incorporated herein by reference, and the risks described elsewhere in this prospectus. These risks could materially and adversely impact our business, financial condition, operating results and cash flow, which could cause the trading price of our common stock to decline and could result in a partial or total loss of your investment.

Corporate Information

We were originally incorporated in California in October 1998 as Racegate.com, Inc. and became a Delaware corporation through a stock exchange agreement in July 1999. In May 2001, we changed our name to The Active Network, Inc. Our principal executive offices are located at 10182 Telesis Court, Suite 100, San Diego, California 92121. Our corporate website address is www.activenetwork.com, and our primary participant website is www.active.com. Information contained on our websites is not a part of this prospectus and the inclusion of our website addresses in this prospectus is an inactive textual reference only. Unless the context requires otherwise, the words “Active,” “The Active Network,” “we,” “company,” “us” and “our” refer to The Active Network and our wholly-owned subsidiaries.

The Offering

Common stock that may be offered by the selling stockholders:	Up to 1,500,000 shares of common stock, par value $0.001 per share, including:

(i) 1,050,000 shares of common stock issued to the selling stockholders pursuant to the terms of that certain Agreement and Plan of Merger, dated December 30, 2011 (the “Merger Agreement”), among us, Active Acquisition Corporation, a Delaware corporation and our wholly-owned subsidiary, StarCite, Inc., a Delaware corporation, and Internet Capital Group Operations, Inc., a Delaware corporation, in its capacity as the securityholders’ agent.

(ii) 300,000 shares of common stock that are currently held in escrow to indemnify us against breaches of representations and warranties and may be released to the selling stockholders pursuant to the terms of the Merger Agreement.

(iii) 150,000 shares of common stock that may be issued to the selling stockholders depending on the trading price of our common stock on the New York Stock Exchange during the sixty day period following effectiveness of the registration statement of which this prospectus forms a part.

Common stock outstanding:	56,443,349 shares outstanding as of December 31, 2011.

Use of proceeds:	We will not receive any of the proceeds from the sale of our common stock by the selling stockholders. See “Use of Proceeds.”

NYSE symbol for our common stock:	Our common stock is traded on the New York Stock Exchange under the symbol “ACTV.”

Dividends:	We have not in the past paid, and do not anticipate in the future paying, cash dividends on our common stock. See “Dividend Policy.”

Risk Factors	Investing in our securities involves a high degree of risk and purchasers of our securities may lose their entire investment. See “Risk Factors” below and the other information included elsewhere in this prospectus for a discussion of factors you should carefully consider before deciding to invest our securities.

Transfer agent and registrar:	Computershare Shareowner Services, LLC.

The number of shares of our common stock outstanding as of December 31, 2011 includes 1,350,000 shares of our common stock issued on December 30, 2011 to the selling stockholders and the escrow agent upon completion of our acquisition of StarCite. The number of shares of common stock outstanding as of December 31, 2011 does not include:

•	1,775,640 shares of our common stock included in treasury stock;

•	11,604,808 shares of common stock issuable upon exercise of outstanding stock options;

•

730,226 shares of our common stock that may be issued under outstanding restricted stock units (including 67,099 restricted stock units which are contingent upon achievement of company and individual performance goals);

•	1,071,424 and 3,231,634 shares of common stock reserved for grant or issuance under our 2011 Employee Stock Purchase Plan and our 2011 Equity Incentive Plan, respectively; and

•

150,000 shares of common stock that may be issued to the selling stockholders depending on the trading price of our common stock on the New York Stock Exchange during the sixty day period following effectiveness of the registration statement of which this prospectus forms a part.

RISK FACTORS

An investment in our common stock involves risk. We urge you to carefully consider the risks and other information described under the caption “Risk Factors” included in Part I, Item 1A of our Annual Report on Form 10-K for the fiscal year ended December 31, 2011, incorporated by reference herein, as well as the risks and uncertainties described in our consolidated financial statements and the notes to those financial statements included in our Annual Report on Form 10-K and incorporated herein by reference. Any of the risks, as well as additional risks and uncertainties not currently known to us or that we currently deem immaterial, could materially and adversely affect our results of operations or financial condition.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus contains forward-looking statements concerning our business, operations and financial performance and condition as well as our plans, objectives and expectations for our business operations and financial performance and condition. Any statements contained herein that are not of historical facts may be deemed to be forward-looking statements. You can identify these statements by words such as “aim,” “anticipate,” “assume,” “believe,” “could,” “due,” “estimate,” “expect,” “goal,” “intend,” “may,” “objective,” “plan,” “predict,” “potential,” “positioned,” “should,” “target,” “will,” “would” and other similar expressions that are predictions of or indicate future events and future trends. These forward-looking statements are based on current expectations, estimates, forecasts and projections about our business and the industry in which we operate and our management’s beliefs and assumptions and are not guarantees of future performance or development and involve known and unknown risks, uncertainties and other factors that are in some cases beyond our control. As a result, any or all of our forward-looking statements in this prospectus may turn out to be inaccurate. Factors that may cause such differences include, but are not limited to, the risks described under “Risk Factors,” including:

•	our history of significant operating losses;

•	our limited operating history, and new and unproven business model;

•	our ability to accurately forecast revenue and appropriately plan our expenses;

•	our ability to maintain an adequate rate of growth;

•	our ability to effectively manage our growth;

•	our ability to successfully manage our acquisitions and investments in businesses, applications and technologies;

•	our ability to compete successfully against current or future competitors;

•	our ability to successfully transition certain of our existing customers to ActiveWorks;

•	our ability to process, store and use personal data in a safe and secure manner;

•	our ability to comply with data privacy and use laws;

•	our ability to maintain our relationships with credit card payment processors and associations;

•	our ability to limit interruptions in service and damage to our technology systems;

•	our ability to attract and retain qualified employees and key personnel;

•	our ability to successfully enter new markets and manage our international expansion;

•	our ability to continue to enhance and improve the functionality and features of our ActiveWorks technology platform;

•	our ability to react to the impact of worldwide economic conditions, including the resulting effect on organizers and participants;

•	our ability to protect our intellectual property, including our proprietary ActiveWorks technology platform;

•	our ability to comply with changes in government regulation affecting our business; and

•	other risk factors included under “Risk Factors” in this prospectus.

Potential investors and other readers are urged to consider these factors carefully in evaluating the forward-looking statements and are cautioned not to place undue reliance on the forward-looking statements. These forward-looking statements speak only as of the date of this prospectus. Unless required by law, we do not intend to publicly update or revise any forward-looking statements to reflect new information or future events or otherwise. You should, however, review the factors and risks we describe in the reports we will file from time to time with the Securities and Exchange Commission, or SEC, after the date of this prospectus. See “Where You Can Find More Information.”

USE OF PROCEEDS

All of the shares of common stock offered pursuant to this prospectus are being offered by the selling stockholders. We will not receive any proceeds from the sale of shares of our common stock by the selling stockholders. See “Selling Stockholders” for information related to the parties receiving proceeds from the sale of the shares of common stock.

The selling stockholders will pay any commissions and expenses incurred by the selling stockholders for brokerage, accounting, tax or legal services or any other expenses incurred by the selling stockholders in disposing of the shares. We will bear all other costs, fees and expenses incurred in effecting the registration of the shares covered by this prospectus, including, without limitation, all registration and filing fees and fees and expenses of our counsel and our accountants.

DIVIDEND POLICY

We have never declared or paid any cash dividends on shares of our common stock. We currently intend to retain our earnings, if any, and cash to fund working capital and for general corporate purposes and, therefore, do not anticipate paying any cash dividends on our common stock in the foreseeable future. Any determination to pay dividends in the future will be at the discretion of our Board of Directors and will depend upon our financial condition, results of operations and capital requirements.

MARKET FOR COMMON STOCK, RELATED STOCKHOLDER MATTERS AND ISSUER PURCHASES OF EQUITY SECURITIES

Since May 25, 2011, our common stock has traded under the symbol “ACTV” on the New York Stock Exchange. The following table sets forth, for the periods indicated, the high and low sales prices per share of our common stock on the New York Stock Exchange.

	2011
	High	Low
Fiscal Year 2012:
First Quarter (through March 31, 2012)	$17.74	$13.00
Fiscal Year 2011:
Fourth Quarter	$16.38	$12.30
Third Quarter	$19.99	$13.02
Second Quarter (from May 25, 2011)	$19.89	$14.75
First Quarter (N/A)	$—	$—

On March 31, 2012, there were 331 holders of record of our common stock (excluding an indeterminable number of stockholders whose shares are held in street or “nominee” name) and the last reported sale price of our common stock on the New York Stock Exchange was $16.83 per share.

SELLING STOCKHOLDERS

On December 30, 2011, we completed a merger transaction in which we acquired StarCite, Inc., a leading provider of organization-based cloud computing solutions to strategically manage corporate meetings and events. In connection with the merger, we acquired all outstanding shares of StarCite preferred stock, StarCite common stock and warrants to purchase shares of StarCite preferred stock and common stock in exchange for $40.0 million in cash, including an aggregate of approximately $6.6 million used for outstanding debt and transaction expenses of StarCite, and 1,350,000 shares of our common stock, which includes 300,000 shares of common stock placed into an escrow fund to satisfy any indemnification claims made by us pursuant to the terms of our merger agreement with StarCite. In addition, in the event that shares of our common stock do not close trading at or above $15.00 per share on the New York Stock Exchange for at least three consecutive days at any time during the sixty day period following effectiveness of the registration statement of which this prospectus forms a part, we have agreed to issue an additional 150,000 shares of our common stock to the StarCite selling stockholders (the “Additional Shares”). The merger consideration is also subject to adjustment based upon a final determination of StarCite’s working capital and is subject to certain limited holdbacks.

Pursuant to the terms of the merger agreement, we agreed to (i) prepare and file with the SEC a registration statement, of which this prospectus is a part, with respect to the up to 1,500,000 shares of common stock issuable to the StarCite selling stockholders that would permit some or all of the common stock to be resold in registered transactions and (ii) use our commercially reasonable efforts to maintain the effectiveness of the registration statement until one year from the date on which the registration statement is declared effective by the SEC.

We do not know how long the selling stockholders will hold the shares offered under this prospectus before selling them, and we cannot advise you as to whether the selling stockholders will in fact sell any or all of the shares of common stock being offered hereunder. When we refer to “selling stockholder” in this prospectus, we mean the StarCite selling stockholders, as well as their transferees, pledgees or donees or their successors. We currently have no agreements, arrangements or understandings with the selling stockholders regarding the sale of any of the shares by them. The selling stockholders may have sold or transferred, in transactions exempt from the registration requirements of the Securities Act, some or all of their shares since the date on which the information in the table is presented. Information about the selling stockholders may change over time.

The table below sets forth:

•	the name of each of the selling stockholders;

•

the number of shares of our common stock owned by each such selling stockholder prior to this offering assuming all 300,000 shares are released from escrow and the issuance of all of the Additional Shares;

•	the percentage (if one percent or more) of common stock owned by each such selling stockholder prior to this offering;

•

the number of shares of our common stock which may be sold or otherwise disposed of pursuant to this prospectus assuming all 300,000 shares are released from escrow and the issuance of all of the Additional Shares;

•	the number of shares of our common stock to be owned upon completion of this offering assuming all such shares are sold; and

•	the percentage (if one percent or more) of common stock owned by each such selling stockholder after this offering assuming all such shares are sold.

The number of shares in the column “Number of Shares Being Offered” represents all of the shares that a selling stockholder may sell or otherwise dispose of under this prospectus. Except as otherwise disclosed in this prospectus, none of the selling stockholders has, or within the past three years has had, any position, office or other material relationship with us. The selling stockholders may enter into short sales in the ordinary course of their business of investing and trading securities. Other than the costs of preparing and providing this prospectus and a registration fee to the SEC, we are not paying any costs relating to the sales by the selling stockholders.

Beneficial ownership is determined in accordance with Rule 13d-3(d) promulgated by the SEC under the Securities Exchange Act of 1934, as amended. Ownership reflected in the table below for each selling stockholder is based upon information provided to us by the selling stockholder and reflects holdings as of December 31, 2011.

Unless otherwise noted, each person or group identified possesses sole voting and investment power with respect to the shares, subject to community property laws where applicable.

	Number of Shares of Common Stock Owned Prior to Offering (1)			Number of Shares of Common Stock Owned After Offering (1)
Name of Selling Stockholder	Number	Percent	Number of Shares Being Offered (2)	Number	Percent
ICG Holdings, Inc. (3)	668,755	1.2%	668,755	—	—
TPG Ventures, L.P. (4)	311,451	*	311,451	—	—
Norwest Venture Partners IX, L.P. (5)	289,569	*	289,569	—	—
Norwest Venture Partners VIII, L.P. (6)	50,083	*	50,083	—	—
Entrepreneurs Capital Fund IX, LP (7)	7,527	*	7,527	—	—
Entrepreneurs Capital Fund VIII, L.P. (7)	2,345	*	2,345	—	—
iD6 Fund L.P. (8)	28,171	*	28,171	—	—
MHM & Co., Ltd. (9)	31,234	*	31,234	—	—
Zero.net, LLC (10)	3,204	*	3,204	—	—
PS Holdings Inc. (11)	1,730	*	1,730	—	—
Richard J. Fagan	3,522	*	3,522	—	—
Horizon Credit I LLC (12)	54	*	54	—	—
Draper Fisher Jurvetson Fund V, L.P. (13)	13,351	*	13,351	—	—
Draper Fisher Jurvetson Partners V, LLC (14)	1,083	*	1,083	—	—
TL Ventures IV L.P. (15)	57,417	*	57,417	—	—
John Pino	11,787	*	11,787	—	—
Strattech Partners I, LP (16)	11,787	*	11,787	—	—
Britton H. Murdoch	2,357	*	2,357	—	—
Maritz Travel Company (17)	1,963	*	1,963	—	—
TL Ventures IV Interfund L.P. (15)	1,517	*	1,517	—	—
Thomas Weiling	1,093	*	1,093	—	—

*	Represents less than one percent (1%).
(1)	The number of shares of common stock beneficially owned by each selling stockholder prior to this offering is based upon information provided to us by the selling stockholder. The percentage of common stock owned before and after the offering is based on 56,443,349 shares of our common stock outstanding as of December 31, 2011. Beneficial ownership is determined in accordance with Rule 13d-3 promulgated by the SEC under the Exchange Act. Unless otherwise noted, each person or group identified possesses sole voting and investment power with respect to the shares, subject to community property laws where applicable.
(2)	Assumes the sale of all shares of common stock registered pursuant to this prospectus, although, to our knowledge, none of the selling stockholders is under any obligation to sell any shares of common stock at this time.
(3)	Walter W. Buckley, III, Suzanne L. Niemeyer and Philip A. Rodney are the directors of ICG Holdings, Inc. and therefore may be deemed to exercise voting and dispositive power over the securities held by ICG Holdings, Inc.

(4)	David Bonderman and James G. Coulter are directors, officers and stockholders of TPG Group Holdings (SBS) Advisors, Inc., which is the general partner of TPG Group Holdings (SBS), L.P., which is the sole member of TPG Holdings I-A, LLC, which is the general partner of TPG Holdings I, L.P., which is the sole member of TPG Ventures GenPar Advisors, LLC, which is the general partner of TPG Ventures GenPar, L.P., which is the general partner of TPG Ventures, L.P. (“TPG Ventures”), the direct holder of the reported shares. Therefore, Mr. Bonderman and Mr. Coulter may be deemed to be the beneficial owners of the reported shares. Messrs. Bonderman and Coulter disclaim beneficial ownership of the reported shares held by TPG Ventures except to the extent of their pecuniary interest therein.
(5)	Genesis VC Partners IX, LLC (“Genesis”) is the general partner of Norwest Venture Partners IX, LP (“NVP IX”). NVP Associates, LLC, a subsidiary of Wells Fargo & Company is the managing member of Genesis and therefore may be deemed to exercise voting and dispositive power over the shares directly held by NVP IX.
(6)	Itasca VC Partners VIII, LLP (“Itasca”) is the general partner of Norwest Venture Partners VIII, LP (“NVP VIII”). NVP Associates, LLC, a subsidiary of Wells Fargo & Company is the managing partner of Itasca and therefore may be deemed to exercise voting and dispositive power over the shares directly held by NVP VIII.
(7)	Vilicus Ventures, LLC (“Vilicus”) is the General Partner of Entrepreneurs Capital Fund VIII, L.P. and Entrepreneurs Capital Fund IX LP (together, the “Entrepreneurs Funds”). Jon Otterstatter is the Managing Partner of Vilicus and therefore may be deemed to exercise voting and dispositive power over the shares held by the Entrepreneurs Funds.
(8)	iD America 1, LLC is the general partner of iD6 Fund, L.P. Ronald Chwang and Teh-Tsung Lai are members of iDAmerica 1, LLC and therefore may be deemed to exercise voting and dispositive power over the shares held by iD6 Fund, L.P.
(9)	Maynard H. Murch Co., Inc. (“MHM Co.”) is the managing general partner of M.H.M. & Co., Ltd., (“MHM Ltd”). Creighton B. Murch, Robert B. Murch and Maynard H. Murch, V are the shareholders of MHM Co. and therefore may be deemed to exercise voting and dispositive power over the shares held by MHM Ltd.
(10)	Ann L. Evans is the sole member of Zero.net, LLC, and therefore may be deemed to exercise voting and dispositive power over the shares held by Zero.net, LLC.
(11)	Bruce Harris is the sole stockholder of PS Holdings Inc. and therefore may be deemed to exercise voting and dispositive power over the shares held by PS Holdings Inc.
(12)	Horizon Technology Finance Corporation, a publicly traded corporation, is the sole member of Compass Horizon Funding Company LLC, the sole member of Horizon Credit I LLC. Robert D. Pomeroy, Jr., Gerald A. Michaud, David P. Swanson, James J. Bottiglieri, Edmund V. Mahoney, Brett N. Silvers and Christopher B. Woodward are the members of the board of directors of Horizon Technology Finance Corporation and may be deemed to exercise voting and dispositive power over the securities held by Horizon Credit I LLC.
(13)	Draper Fisher Jurvetson Management Co. V, LLC (“DFJM Co.”) is the general partner of Draper Fisher Jurvetson Fund V, L.P. (“DFJF”). Timothy C. Draper, John H.N. Fisher and Stephen T. Jurvetson are the managing directors of DFJM Co. and therefore may be deemed to exercise voting and dispositive power over the shares held by DFJF.
(14)	Timothy C. Draper, John H.N. Fisher and Stephen T. Jurvetson are the managing members of Draper Fisher Jurvetson Partners V, LLC (“DFJP”) and therefore may be deemed to exercise voting and investment control over the shares owned by DFJP.
(15)	TL Ventures IV LLC is the general partner of TL Ventures IV Management L.P., the general partner of TL Ventures IV L.P. (“TL Ventures”) and the general partner of TL Ventures IV Interfund L.P. (“TL Interfund”) Robert E. Keith, Jr., Gary J. Anderson, Mark J. DeNino and Christopher Moller are the members of TL Ventures IV LLC (the “Members”) and therefore may be deemed to exercise voting and dispositive power over the shares held by both TL Ventures and TL Interfund.
(16)	Strattech Partners, LLC (“Strattech”) is the general partner of Strattech Partners I, LP (“Strattech Partners”). Britton H. Murdoch, Steve R. Holstad, Jr. and John Torrillo, III are the managing members of Strattech and therefore may be deemed to exercise voting and dispositive power over the shares held by Strattech Partners.
(17)	W. Stephen Maritz, Richard T. Ramos and John F. Risbery are the directors of Maritz Travel Company and therefore may be deemed to exercise voting and dispositive power over the shares held by Maritz Travel Company.

PLAN OF DISTRIBUTION

The selling stockholders, which as used herein includes donees, pledgees, transferees, or other successors-in-interest selling shares of common stock or interests in shares of common stock received after the date of this prospectus from a selling stockholder as a gift, pledge, partnership distribution, or other transfer, may, from time to time, sell, transfer, or otherwise dispose of any or all of their shares of common stock or interests in shares of common stock on any stock exchange, market, or trading facility on which the shares are traded or in private transactions. These dispositions may be at fixed prices, at prevailing market prices at the time of sale, at prices related to the prevailing market price, at varying prices determined at the time of sale, or at negotiated prices.

The selling stockholders may use any one or more of the following methods when disposing of shares or interests therein:

•	ordinary brokerage transactions and transactions in which the broker-dealer solicits purchasers;

•	block trades in which the broker-dealer will attempt to sell the shares as agent, but may position and resell a portion of the block as principal to facilitate the transaction;

•	purchases by a broker-dealer as principal and resale by the broker-dealer for its account;

•	an exchange distribution in accordance with the rules of the applicable exchange;

•	privately negotiated transactions;

•	short sales;

•	through the writing or settlement of options or other hedging transactions, whether through an options exchange or otherwise;

•	broker-dealers may agree with the selling stockholders to sell a specified number of such shares at a stipulated price per share;

•	a combination of any such methods of sale; and

•	any other method permitted pursuant to applicable law.

The selling stockholders may, from time to time, pledge or grant a security interest in some or all of the shares of common stock owned by them and, if they default in the performance of their secured obligations, the pledgees or secured parties may offer and sell the shares of common stock, from time to time, under this prospectus, or under an amendment to this prospectus under Rule 424(b)(3) or other applicable provision of the Securities Act of 1933, as amended (Securities Act), amending the list of selling stockholders to include the pledgee, transferee or other successors in interest as selling stockholders under this prospectus. The selling stockholders also may transfer the shares of common stock in other circumstances, in which case the transferees, pledgees or other successors in interest will be the selling beneficial owners for purposes of this prospectus.

In connection with the sale of our common stock or interests therein, the selling stockholders may enter into hedging transactions with broker-dealers or other financial institutions, which may in turn engage in short sales of the common stock in the course of hedging the positions they assume. The selling stockholders may also sell shares of our common stock short and deliver these securities to close out their short positions, or loan or pledge the common stock to broker-dealers that in turn may sell these securities. The selling stockholders may also enter into option or other transactions with broker-dealers or other financial institutions or the creation of one or more derivative securities which require the delivery to such broker-dealer or other financial institution of shares offered by this prospectus, which shares such broker-dealer or other financial institution may resell pursuant to this prospectus, as supplemented or amended to reflect such transaction.

The aggregate proceeds to the selling stockholders from the sale of the common stock offered by them will be the purchase price of the common stock less discounts or commissions, if any. Each of the selling stockholders reserves the right to accept and, together with their agents from time to time, to reject, in whole or in part, any proposed purchase of common stock to be made directly or through agents. We will not receive any of the proceeds from this offering.

The selling stockholders also may resell all or a portion of the shares in open market transactions in reliance upon Rule 144 under the Securities Act of 1933, provided that they meet the criteria and conform to the requirements of that rule.

The selling stockholders and any underwriters, broker-dealers or agents that participate in the sale of the common stock or interests therein may be “underwriters” within the meaning of Section 2(11) of the Securities Act. Any discounts, commissions, concessions or profit they earn on any resale of the shares may be underwriting discounts and commissions under the Securities Act. Selling stockholders who are “underwriters” within the meaning of Section 2(11) of the Securities Act will be subject to the prospectus delivery requirements of the Securities Act.

To the extent required, the shares of our common stock to be sold, the names of the selling stockholders, the respective purchase prices and public offering prices, the names of any agents, dealer or underwriter, any applicable commissions or discounts with respect to a particular offer will be set forth in an accompanying prospectus supplement or, if appropriate, a post-effective amendment to the registration statement that includes this prospectus.

In order to comply with the securities laws of some states, if applicable, the common stock may be sold in these jurisdictions only through registered or licensed brokers or dealers. In addition, in some states the common stock may not be sold unless it has been registered or qualified for sale or an exemption from registration or qualification requirements is available and is complied with.

The anti-manipulation rules of Regulation M under the Exchange Act may apply to sales of shares by the selling stockholders in the market and to the activities of the selling stockholders and their affiliates. To the extent applicable we will make copies of this prospectus, as it may be supplemented or amended from time to time, available to the selling stockholders for the purpose of satisfying the prospectus delivery requirements of the Securities Act.

We have agreed to indemnify the selling stockholders against certain liabilities, including liabilities under the Securities Act and state securities laws, relating to the registration of the shares offered by this prospectus.

We have agreed with the selling stockholders to take any reasonably necessary action to maintain the effectiveness of this registration statement of which this prospectus constitutes a part until one year from the date on which this registration statement is declared effective by the SEC.

DESCRIPTION OF CAPITAL STOCK

The following summary of the terms of our capital stock is not meant to be complete and is qualified by reference to the relevant provisions of the General Corporation Law of the State of Delaware, or the DGCL, and our amended and restated certificate of incorporation and amended and restated bylaws, which are filed as exhibits to the registration statement of which this prospectus is a part.

Authorized Capital Stock

Under our amended and restated certificate of incorporation, our authorized capital stock consists of 1,000,000,000 shares of common stock, par value $0.001 per share, and 100,000,000 shares of undesignated preferred stock, par value $0.001 per share.

Common Stock

Outstanding Shares

As of December 31, 2011, there were 56,443,349 shares of common stock issued and outstanding, excluding 1,775,640 treasury shares, an aggregate of 11,604,808 shares of our common stock authorized for issuance upon the exercise of outstanding stock options at a weighted-average exercise price of $3.71 per share, and an aggregate of 730,226 shares of our common stock issuable upon vesting of restricted stock units.

Voting

Each holder of common stock is entitled to one vote for each share on all matters submitted to a vote of the stockholders, including the election of directors. Our amended and restated certificate of incorporation and amended and restated bylaws do not provide for cumulative voting rights. Because of this absence of cumulative voting, the holders of a majority of the shares of common stock entitled to vote in any election of directors can elect all of the directors standing for election, if they should so choose.

Dividends

Subject to preferences that may be applicable to any then outstanding preferred stock, holders of common stock are entitled to receive ratably those dividends, if any, as may be declared from time to time by our Board of Directors out of legally available funds.

Liquidation

In the event of our liquidation, dissolution or winding up, holders of common stock will be entitled to share ratably in the net assets legally available for distribution to stockholders after the payment of all of our debts and other liabilities and the satisfaction of any liquidation preferences that may be granted to the holders of any then outstanding shares of preferred stock.

Rights and Preferences

Holders of common stock have no preemptive, conversion or subscription rights, and there are no redemption or sinking fund provisions applicable to the common stock. The rights, preferences and privileges of the holders of common stock are subject to, and may be adversely affected by, the rights of the holders of shares of any series of preferred stock, which we may designate and issue in the future.

Preferred Stock

Our Board of Directors has the authority, without further action by the stockholders, to issue up to 100,000,000 shares of preferred stock in one or more series:

•	to establish from time to time the number of shares to be included in each such series;

•	to fix the rights, preferences and privileges of the shares of each wholly unissued series and any qualifications, limitations or restrictions thereon; and

•	to increase or decrease the number of shares of any such series (but not below the number of shares of such series then outstanding).

Our Board of Directors may authorize the issuance of preferred stock with voting or conversion rights that could adversely affect the voting power or other rights of the holders of our common stock. The issuance of preferred stock, while providing flexibility in connection with possible acquisitions and other corporate purposes, could, among other things, delay, defer or prevent our change in control and may adversely affect the market price of the common stock and the voting and other rights of the holders of common stock. We have no current plans to issue any shares of preferred stock.

Stock Options

As of December 31, 2011, we had outstanding options to purchase an aggregate of 11,604,808 shares of our common pursuant to our 2002 Stock Option/Stock Issuance Plan and our 2011 Equity Incentive Plan, at a weighted-average exercise price of $3.71. As of December 31, 2011, 3,231,634 shares of our common stock remain available for future grant or issuance under our 2011 Equity Incentive Plan and 1,071,424 shares of our common stock remain available for future grant or issuance under our 2011 Employee Stock Purchase Plan. Our 2011 Equity Incentive Plan is subject to automatic annual increases in the number of authorized shares on January 1 of each year through January 1, 2021, by an amount equal to the smaller of 5% of the number of shares of common stock issued and outstanding on the immediately preceding December 31 or an amount determined by our Board of Directors.

Registration Rights

The holders of 18,993,470 shares of common stock, or their transferees, are entitled to certain rights with respect to the registration of such shares under the Securities Act. These rights are provided under the terms of an amended and restated investors’ rights agreement between us and the holders of these securities. Subject to limitations in the agreement, including our ability to delay registration in certain circumstances, the holders of at least 30% of these securities then outstanding (or a lesser percent if the anticipated aggregate offering price, net of underwriting discounts and commissions, would exceed $5,000,000) may require, on two occasions, that we use our best efforts to register these securities for public resale. If we register any of our common stock either for our own account or for the account of other security holders, the holders of these securities are entitled to include their shares of common stock in that registration, subject to the ability of the underwriters to limit the number of shares included in the offering. After completion of this offering, the holders of at least 15% of these securities then outstanding may also require us, but not more than three times in any 12-month period, to register all or a portion of these securities on Form S-3 when the use of that form becomes available to us, provided, among other limitations, that the proposed aggregate selling price is at least $1.0 million. We will be responsible for paying all registration expenses, including the reasonable fees of legal counsel for the selling holders, and the holders selling their shares will be responsible for paying all selling expenses.

In addition, in connection with the acquisition of StarCite, we agreed to (i) prepare and file with the SEC a registration statement, of which this prospectus is a part, with respect to up to 1,500,000 shares of common stock issuable to the StarCite selling stockholders that would permit some or all of the common stock to be resold in registered transactions and (ii) take any reasonably necessary action to maintain the effectiveness of this registration statement of which this prospectus constitutes a part until one year from the date on which this registration statement is declared effective by the SEC.

Anti-Takeover Provisions of Delaware Law, Our Amended and Restated Certificate of Incorporation and Our Amended and Restated Bylaws

Provisions of the DGCL and our amended and restated certificate of incorporation and amended and restated by-laws could make it more difficult to acquire us by means of a tender offer, a proxy contest or otherwise, or to remove incumbent officers and directors. These provisions, summarized below, are expected to discourage certain types of coercive takeover practices and takeover bids that our Board of Directors may consider inadequate and to encourage persons seeking to acquire control of us to first negotiate with our Board of Directors. We believe that the benefits of increased protection of our ability to negotiate with the proponent of an unfriendly or unsolicited proposal to acquire or restructure us outweigh the disadvantages of discouraging takeover or acquisition proposals because, among other things, negotiation of these proposals could result in an improvement of their terms.

Delaware Anti-Takeover Statute

We are subject to Section 203 of the DGCL, an anti-takeover statute. In general, Section 203 of the DGCL prohibits a publicly held Delaware corporation from engaging in a “business combination” with an “interested stockholder” for a period of three years following the time the person became an interested stockholder, unless the business combination or the acquisition of shares that resulted in a stockholder becoming an interested stockholder is approved in a prescribed manner. Generally, a “business combination” includes a merger, asset or stock sale, or other transaction resulting in a financial benefit to the interested stockholder. Generally, an “interested stockholder” is a person who, together with affiliates and associates, owns (or within three years prior to the determination of interested stockholder status did own) 15% or more of a corporation’s voting stock. The existence of this provision would be expected to have an anti-takeover effect with respect to transactions not approved in advance by our Board of Directors, including discouraging attempts that might result in a premium over the market price for the shares of common stock held by our stockholders.

Classified Board

Our amended and restated certificate of incorporation and our amended and restated bylaws provide that our Board of Directors is divided into three classes. The directors designated as Class I directors have terms expiring at the first annual meeting of stockholders following this offering, which we expect to hold in May 2012. The directors designated as Class II directors have terms expiring at the following year’s annual meeting of stockholders, which we expect to hold in 2013, and the directors designated as Class III directors have terms expiring at the following year’s annual meeting of stockholders, which we expect to hold in 2014. Directors for each class will be elected at the annual meeting of stockholders held in the year in which the term for that class expires and thereafter will serve for a term of three years. At any meeting of stockholders for the election of directors at which a quorum is present, the election will be determined by a plurality of the votes cast by the stockholders entitled to vote at the election. Under the classified board provisions, it would take at least two elections of directors for any individual or group to gain control of our board. Accordingly, these provisions could discourage a third party from initiating a proxy contest, making a tender offer or otherwise attempting to gain control of us.

Removal of Directors

Our amended and restated bylaws provide that our stockholders may only remove our directors with cause.

Amendment

Our amended and restated certificate of incorporation and our amended and restated bylaws provide that the affirmative vote of the holders of at least 80% of our voting stock then outstanding is required to amend certain provisions relating to the number, term, election and removal of our directors, the filling of our board vacancies, stockholder notice procedures, the calling of special meetings of stockholders and the indemnification of directors.

Size of Board and Vacancies

Our amended and restated bylaws provide that the number of directors on our Board of Directors is fixed exclusively by our Board of Directors. Newly created directorships resulting from any increase in our authorized number of directors will be filled by a majority of our Board of Directors then in office, provided that a majority of the entire Board of Directors, or a quorum, is present and any vacancies in our Board of Directors resulting from death, resignation, retirement, disqualification, removal from office or other cause will be filled generally by the majority vote of our remaining directors in office, even if less than a quorum is present.

Special Stockholder Meetings

Our amended and restated certificate of incorporation provides that only the Chairman of our Board of Directors, our Chief Executive Officer or our Board of Directors pursuant to a resolution adopted by a majority of the entire Board of Directors may call special meetings of our stockholders.

Stockholder Action by Unanimous Written Consent

Our amended and restated certificate of incorporation expressly eliminates the right of our stockholders to act by written consent other than by unanimous written consent. Stockholder action must take place at the annual or a special meeting of our stockholders or be effected by unanimous written consent.

Requirements for Advance Notification of Stockholder Nominations and Proposals

Our amended and restated by-laws establish advance notice procedures with respect to stockholder proposals and nomination of candidates for election as directors other than nominations made by or at the direction of our Board of Directors or a committee of our Board of Directors.

No Cumulative Voting

The DGCL provides that stockholders are denied the right to cumulate votes in the election of directors unless our amended and restated certificate of incorporation provides otherwise. Our amended and restated certificate of incorporation does not provide for cumulative voting.

Undesignated Preferred Stock

The authority that will be possessed by our Board of Directors to issue preferred stock could potentially be used to discourage attempts by third parties to obtain control of our company through a merger, tender offer, proxy contest or otherwise by making it more difficult or more costly to obtain control of our company. Our Board of Directors may issue preferred stock with voting rights or conversion rights that, if exercised, could adversely affect the voting power of the holders of common stock.

Authorized but Unissued Shares

Our authorized but unissued shares of common stock and preferred stock are available for future issuance without stockholder approval. We may use additional shares for a variety of purposes, including future public offerings to raise additional capital, to fund acquisitions and as employee compensation. The existence of authorized but unissued shares of common stock and preferred stock could render more difficult or discourage an attempt to obtain control of our company by means of a proxy contest, tender offer, merger or otherwise.

Stock Exchange Listing

Our common stock is listed on the New York Stock Exchange under the symbol “ACTV.”

Transfer Agent and Registrar

The transfer agent and registrar for our common stock is Computershare Shareowner Services, LLC.

MANAGEMENT

The following table sets forth information regarding our executive officers, key employees and directors as of the date of this prospectus:

Name	Age	Position(s)
Executive Officers
David Alberga	49	Chief Executive Officer and Chairman of the Board of Directors
Matthew Landa	47	President and Director
Scott Mendel	45	Chief Financial Officer
Darko Dejanovic	41	Chief Technology, Product and Innovation Officer
Kourosh Vossoughi	43	Chief Legal Officer, General Counsel, Senior Vice President, Business Development and Secretary
Sheryl Roland	56	Executive Vice President, Human Resources
Kevin Biggs	53	Executive Vice President, Global Technology Sales

Key Employees
Alex Barnetson	50	Senior Vice President, Senior GM of Outdoors
Ram Krishnan	36	Senior Vice President, Senior GM of Communities
J.R. Sherman	41	Senior Vice President, Senior GM of Business Solutions
Dennis Triplett	40	Senior Vice President, Operations
Fredd Wall	42	Senior Vice President, Technology

Non-Employee Directors
Thomas N. Clancy	54	Director
Bruns H. Grayson	64	Director
Stephen L. Green	61	Director
Joseph Levin	32	Director
Scott Schultz	56	Director

Executive Officers

David Alberga has served as our Chairman of the Board since February 2011 and as a member of our Board of Directors and our Chief Executive Officer since December 1999. From December 1999 to February 2002, Mr. Alberga also served as our President. From January 1996 to November 1999, Mr. Alberga served in various positions at TicketMaster Online-CitySearch, a portal and transaction company. Mr. Alberga initially served as general manager of established markets for CitySearch City Guides, a leading integrated local search, directory and media company, and was promoted to executive vice president and subsequently to chief operating officer of the company’s City Guides business. Mr. Alberga has also held positions with Linear Technology, an analog semiconductor manufacturer, The Boston Consulting Group, a global management consulting company, and Procter & Gamble, a global consumer products company. Mr. Alberga earned a B.S. from the United States Military Academy at West Point and both an M.B.A. and an M.A. from Stanford University. We believe Mr. Alberga is qualified to serve on our Board of Directors based on his executive experience at The Active Network, where he has led the development and growth of the company for over 10 years.

Matthew Landa has been our President since February 2002 and has served on our Board of Directors since November 2005. From March 2000 to February 2002, Mr. Landa was our Chief Commerce Officer. From June 1999 to March 2000, Mr. Landa was president of ACT Manufacturing, a Nasdaq Stock Market listed company providing value-added electronics manufacturing services for original equipment manufacturers in the networking and telecommunications, computer, industrial and medical equipment markets. From 1995 to 1999, Mr. Landa was the president and chief executive officer of CMC Industries, a Nasdaq Stock Market listed company providing electronics manufacturing services. ACT Manufacturing acquired CMC Industries in 1999.

Mr. Landa also previously worked at Monitor Company, a global strategy consulting firm. Mr. Landa earned an A.B. from Dartmouth College and an M.B.A. from Stanford University. We believe Mr. Landa is qualified to serve on our Board of Directors based on his executive experience at The Active Network where he has led the development and growth of the company for over 10 years.

Scott Mendel has been our Chief Financial Officer since March 2010. Prior to joining us, Mr. Mendel held finance positions at General Electric, a diversified technology, media and financial services company, for over 20 years, including chief financial officer from March 2003 to March 2010 for General Electric’s Healthcare IT division, a leading provider of medical technologies and services. Mr. Mendel earned a B.S. in finance from Indiana University and an M.B.A. from Northwestern University, Kellogg School of Management.

Darko Dejanovic has been our Chief Technology, Product and Innovation Officer since August 2011. Prior to joining us, Mr. Dejanovic served as Executive Vice President, Global Chief Information Officer and Head of Product at Monster Worldwide, Inc. since November 2007. He also served as their Executive Vice President and Global Chief Information Officer since July 2007, and as Senior Vice President and Global Chief Information Officer since April 2007. Prior to joining Monster Worldwide, Inc., Mr. Dejanovic served as Senior Vice President and Chief Technology Officer for Tribune Company, a publicly traded media company, from December 2004 until March 2007. During that same period, Mr. Dejanovic also served as Vice President and Chief Technology Officer of Tribune Publishing Company, a subsidiary of the Tribune Company, a position he held since 2002. Before joining the Tribune Company, Mr. Dejanovic had technology leadership roles for the Education Management Group, a provider of post-secondary education, and for the European Community Monitor Mission, an international public policy organization.

Kourosh Vossoughi has been our Chief Legal Officer and General Counsel since March 2000. Mr. Vossoughi has also served as our Senior Vice President, Business Development since March 2000 and our Secretary since May 2001. From 1998 to 2000, Mr. Vossoughi was an associate at the law firm of Brobeck, Phleger and Harrison. From 1996 until 1998, Mr. Vossoughi was an associate at the law firm of Luce, Forward, Hamilton & Scripps. Mr. Vossoughi earned a J.D. from the University of San Diego School of Law and a B.A. from the University of California, Berkeley.

Sheryl Roland has been our Executive Vice President, Human Resources since February 2011. From March 2008 to January 2011, Ms. Roland served as our Senior Vice President, Human Resources. From April 2000 to February 2008, Ms. Roland held management positions at Visual Sciences (formerly WebSideStory), a provider of real-time analytics applications, including senior vice president, administration from December 2006 to February 2008, and vice president, human resources of WebSideStory from April 2000 until December 2006. From February 1997 to March 2000, Ms. Roland served as vice president, human resources at ENCAD, Inc., a provider of digital image printing technology. From 1992 to 1996, Ms. Roland was vice president, human resources at The Upper Deck Co., a manufacturer of sports trading cards and memorabilia. Ms. Roland earned a B.S. in psychology from University of California, Los Angeles and an M.S. in counseling psychology from San Jose State University.

Kevin Biggs has been our Executive Vice President, Global Technology Sales since January 2012. Prior to that time, he served as Senior Vice President, Worldwide Field Operations of Blue Coat Systems, Inc., a provider of SaaS security systems, from June 2010 to August 2011. From January 2007 to June 2010, he served as Senior Vice President, Worldwide Sales of Blue Coat Systems. Mr. Biggs joined Blue Coat Systems from International Business Machines, Inc. (“IBM”), a manufacturer of computers and related products, where he held the position of Vice President of New Customer Acquisition from February 2004 to December 2006. Prior to that time, Mr. Biggs served as IBM’s Vice President of Worldwide Sales, IBM Data Management Division, from August 2002 to February 2004; as IBM’s Vice President of Software Sales, IBM Americas West, from April 2002 to August 2002; and as IBM’s Vice President of Software, IBM Latin America, from September 1998 to April 2002. Prior to these executive roles, Mr. Biggs held a number of sales management positions at IBM since joining IBM in 1980. Mr. Biggs holds a B.A. in both Economics and Mathematics from Drury University.

Key Employees

Alex Barnetson has been our Senior Vice President, Senior GM of Outdoors since November 2011. Mr. Barnetson has also previously served as our Executive Vice President, Sales from November 2009 to January 2012. From September 2007 to November 2009, Mr. Barnetson served as our Senior Vice President. From October 2004 to August 2007, Mr. Barnetson served as our Senior Vice President, Community Services. Prior to that time, Mr. Barnetson held various management positions at Class Software Solutions, a recreation management software company, including president and chief operating officer. We acquired Class Software Solutions in October 2004. Prior to joining Class Software Solutions, Mr. Barnetson worked with community recreation organizations as a program coordinator and served as a director for the Canadian Parks & Recreation Association and Simon Fraser University Alumni Association. Mr. Barnetson earned a B.S. from Simon Fraser University in kinesiology.

Ram Krishnan has been our Senior Vice President, Senior GM of Communities since November 2011. Prior to that time, Mr. Krishnan held management positions at General Electric, a diversified technology, media and financial services company, since 1997, including Global Vice President and General Manager of the Specialty Solutions Radiology Division of General Electric’s Healthcare IT division, a leading provider of medical technologies and services, from May 2008 to November 2011, and General Manager, Services of General Electric’s Healthcare IT division from September 2005 to May 2008. Mr. Krishnan earned a B.S. in engineering from the University of Virginia and an M.B.A. from the University of Chicago.

J.R. Sherman has been our Senior Vice President, Senior General Manager of Business Solutions since December 2009. From September 2002 to November 2009, Mr. Sherman served as Chief Executive Officer of Channel:1 Corporation, a provider of tools and solutions for enterprise marketing organizations, a company which Mr. Sherman founded in September 2002 and was acquired by the Active Network in December 2009. Prior to that time, Mr. Sherman served as Chief Executive Officer of Right Source, Inc., a provider of customized marketing services to the technology industry, a company which he founded and was later acquired Jack Morton Worldwide/IPG. Mr. Sherman holds multiple degrees from the Carroll School of Management at Boston College.

Dennis Triplett has been our Senior Vice President of Operations since July 2008. From February 2006 to June of 2008, Mr. Triplett was vice president, operations for a division of The Nielsen Company, a global leader in measurement and information. From December 2002 until February 2006, Mr. Triplett was director of operations and information technology for Gateway, Inc., a retailer of consumer electronics. Mr. Triplett earned a B.S. in business administration from the University of Florida.

Fredd Wall has been our Senior Vice President of Technology since June 2009. Prior to that time, Mr. Wall served as our Vice President, Product Development from June 2006 to May 2009, our General Manager of Active Communities from May 2005 to May 2006 and our Manager, Product Management for October 2004 to April 2005. From January 2002 to October 2004, Mr. Wall served as senior manager of product management of Class Software Solutions, a recreation management software company. During his eight years with Class Software Solutions, Mr. Wall held various positions managing software implementation, training, support, as well as product management and development. Prior to joining Class Software Solutions, Mr. Wall served as manager of technical support and services of HSBC Bank Brasil S.A. in Curitiba, Brazil. Mr. Wall earned a B.S. in computer science from Universidad Federale de Parana, Brazil.

Non-Employee Directors

Thomas N. Clancy has served on our Board of Directors since November 2002. Mr. Clancy has been a managing member at TAO Venture Capital Partners, a venture capital fund focused on early stage investments, since October 2005. From January 1998 to September 2005, Mr. Clancy served as managing director of Enterprise Partners Venture Capital, leading its Internet, consumer and software investment practices. Prior to joining Enterprise Partners Venture Capital, Mr. Clancy was a partner at TRC, Inc., a software consulting company, the chief executive officer of Expersoft, a developer of Internet Infrastructure software, and Vice President of Technology Development for Transaction Technology, Inc., a subsidiary of Citicorp. Mr. Clancy serves on the board of a number of private companies, is a board member and past president of the San Diego Venture Group and previously served as a director of Stamps.com (STMP). Mr. Clancy earned a B.S. from Rensselaer Polytechnic Institute. We believe Mr. Clancy is qualified to serve on our Board of Directors due to his more than 30 years of experience as an executive and an investor in software and services companies.

Bruns H. Grayson has served on our Board of Directors since May 2009. Mr. Grayson is a managing partner at ABS Ventures, a venture capital firm, where he has managed all of the firm’s venture capital partnerships since 1983. Mr. Grayson began his career as a venture capitalist in 1981 at Adler & Co., a venture capital firm. Prior to that time, he was an associate at McKinsey and Co., a management consulting firm. Mr. Grayson earned a B.A. from Harvard University, an M.A. from Oxford University, and a J.D. from The University of Virginia Law School. We believe Mr. Grayson is qualified to serve on our Board of Directors due to his 30 years of experience, his many investments in early stage high technology businesses and his experience as a director in many private and public companies.

Stephen L. Green has served on our Board of Directors since November 2001 and is the Chairman of our Audit Committee. Since 1991, Mr. Green has been a partner with Canaan Partners, a venture capital firm, where he has invested in technology companies. From October 1985 until November 1991, Mr. Green served as managing director of General Electric Capital’s Corporate Finance Group. Mr. Green also serves on the board of directors and audit and compensation committees of Dean Foods Company, a leading food and beverage company; the board of directors and audit committee of Caris Life Sciences, a provider of diagnostic, translational development and pharmaceutical services; and the board of directors and audit committee of Verance Corporation, a media technology developer, all of which are privately held. Mr. Green also served as chairman of the audit committee at Advance PCS from 1993 to 2005. Mr. Green earned a B.A. in English from Amherst College. In addition, Mr. Green held a variety of financial roles over a 12-year period at General Electric, including a five year term as corporate auditor. We believe Mr. Green is qualified to serve on our Board of Directors due to his broad background in analyzing and financing companies involved in manufacturing, retail, radio, television, cable broadcasting and financial services during his 25-year career in private equity.

Joseph Levin has served on our Board of Directors since February 2008. Since November 2009, Mr. Levin has served as chief executive officer of Mindspark Interactive Network, a wholly-owned subsidiary of IAC, a leading internet company. Since joining IAC in 2003, Mr. Levin held a number of strategic planning and finance positions with IAC, including senior vice president, mergers & acquisitions and finance from January 2008 to November 2009. Prior to joining IAC, Mr. Levin worked in the technology mergers & acquisitions group at Credit Suisse First Boston (now Credit Suisse), an investment banking firm. Mr. Levin is a member of the board of directors and audit committee of Tree.com, a leading online lending exchange listed on the Nasdaq stock market. Previously, Mr. Levin served on the board of directors of Points International Ltd., a public company that helps loyalty programs to drive greater online membership and also served on the board of directors of Merchant Circle, a private company which provides social networking services for local business owners, until the sale of Merchant Circle to Reply.com in 2011. Mr. Levin earned both a B.S. in economics and a B.A.S. in engineering from the University of Pennsylvania. We believe Mr. Levin is qualified to serve on our Board of Directors due to his senior executive management, strategic planning and mergers and acquisitions and finance experience.

Scott Schultz has served on our Board of Directors since May 2009. Mr. Schultz has served as the managing director for recreational tennis at the United States Tennis Association (USTA) since June 2003. Before joining the USTA, Mr. Schultz founded Ferris State University’s Professional Tennis Management (PTM) program, the nation’s first bachelor degree program in tennis. He served as the program’s Director from 1987 to 1998 and then as a full professor for PTM in the University’s College of Business from 1998 to 2003. Mr. Schultz also previously served as associate vice president for administration and finance at Ferris State University, where he oversaw all of the University’s auxiliary enterprise business units. Mr. Schultz was a four-year scholarship tennis player at Western Michigan University, where he earned a B.B.A. He has also earned an M.S. in Career and Technical Education from Ferris State University. We believe Mr. Schultz is qualified to serve on our Board of Directors due to his finance background and his executive experience within our industry.

Board Composition

Our Board of Directors is authorized to have seven members. There are no family relationships among any of our directors and executive officers. Our Board of Directors is comprised of three classes, as follows:

•	Class I, whose members are Messrs. Grayson and Levin. The terms of the Class I directors expire at our 2012 annual meeting of stockholders;

•	Class II, whose members are Messrs. Green, Landa and Schultz. The terms of the Class II directors expire at our 2013 annual meeting of stockholders; and

•	Class III, whose members are Messrs. Alberga and Clancy. The terms of the Class III directors expire at our 2014 annual meeting of stockholders.

At each annual meeting of stockholders, the successors to directors whose terms then expire will serve until the third annual meeting following their election and until their successors are duly elected and qualified. The authorized number of directors may be changed only by resolution of our Board of Directors. Any additional directorships resulting from an increase in the number of directors will be distributed between the three classes so that, as nearly as possible, each class will consist of one-third of the total number of directors. Our directors will hold office until their successors have been elected and qualified or until their earlier death, resignation, disqualification or removal for cause by the affirmative vote of the holders of a majority of the outstanding stock entitled to vote on the election of directors.

Board of Directors Leadership Structure

Our Board of Directors believes that Mr. Alberga’s service as both Chairman of the Board and Chief Executive Officer is in the best interests of our company and our stockholders. Mr. Alberga possesses detailed and in-depth knowledge of the issues, opportunities and challenges we face, and we believe he is the person best positioned to develop agendas that ensure that our Board of Directors time and attention is focused on the most critical matters. Our Board of Directors believes that his combined role enables decisive leadership, ensures clear accountability and enhances our ability to communicate our message and strategy clearly and consistently to stockholders, employees, customers and vendors. Each of the directors other than Messrs. Alberga and Landa is independent under the rules of the NYSE and the SEC, and our Board of Directors believes that the independent directors provide effective oversight of management. Although our Board of Directors currently believes that the combination of the Chairman and Chief Executive Officer roles is appropriate in the current circumstances, our amended and restated bylaws and corporate governance principles will provide our Board of Directors with the flexibility to separate the positions of Chairman of the Board and Chief Executive Officer. While we do not currently intend to separate these positions, a change in leadership structure would be made if our Board of Directors determines it is in the best long-term interests of our stockholders.

The Board’s Role in Risk Oversight

Our Board of Directors’ role in risk oversight includes receiving reports from members of management regarding material risks faced by the company and applicable mitigation strategies and activities, at least on a quarterly basis. The reports cover the critical areas of operations, sales and marketing, technology and legal and financial affairs. Our Board of Directors and its committees consider these reports, discuss matters with management and identify and evaluate strategic or operational risks, and determine appropriate initiatives to address those risks.

Director Independence

The Board has established categorical standards to assist it in making its determination of director independence. As embodied in our corporate governance guidelines, using standards that the Board has adopted to assist it in assessing independence and in accordance with applicable SEC rules and the listing standards of the NYSE, the Board defines an “independent director” to be a director who:

•

is not and has not been during the last three years an employee of, and whose immediate family member is not and has not been during the last three years an executive officer of, the Company (provided, however, that, in accordance with NYSE listing standards, service as an interim executive officer, by itself, does not disqualify a director from being considered independent under this test following the conclusion of that service);

•

has not received, and whose immediate family member has not received other than for service as an employee (who is not an executive officer), more than $120,000 in direct compensation from the Company, other than director and committee fees and pension or other forms of deferred compensation for prior service (provided such compensation is not contingent in any way on continued service), in any 12-month period during the last three years (provided however, that, in accordance with NYSE listing standards, compensation received by a director for former service as an interim executive officer need not be considered in determining independence under this test);

•

(a) is not a current partner or employee of a firm that is our internal or external auditor; (b) does not have an immediate family member who is a current partner of our internal or external auditor; and (c) is not and was not during the last three years, and whose immediate family member is not and was not during the last three years, a partner or employee of our internal or external auditor who personally worked on our audit within that time;

•

is not and has not been during the last three years employed, and whose immediate family member is not and has not been during the last three years employed, as an executive officer of another company during a time when any of our present executive officers serve on that other company’s Compensation Committee;

•

is not, and whose immediate family member is not, serving as a paid consultant or advisor to the Company or to any of our executive officers, or a party to a personal services contract with the Company or with any of our executive officers;

•

is not a current employee of, and whose immediate family member is not a current executive officer of, a company that has made payments to, or received payments from, us for property or services in an amount which, in any of the last three fiscal years, exceeds the greater of $1 million, or 2% of such other company’s consolidated gross revenues;

•

is not, and whose immediate family member is not, an executive officer of a non-profit or other tax-exempt organization to which we have made contributions during the past three years that, in any single fiscal year, exceeded the greater of $1 million or 2% of the organization’s consolidated gross revenues (amounts that we contribute under matching gift programs are not included in the contributions calculated for purposes of this standard); and

•	has no other material relationship with us (either directly or as a partner, stockholder or officer of an organization that has a relationship with us).

The Board assesses on a regular basis, and at least annually, the independence of our directors and, based on the recommendation of the nominating and corporate governance committee, makes a determination as to which directors are independent. References to “us,” “we” or “the Company” above would include any subsidiary in a consolidated group with Active. The terms “immediate family member” and “executive officer” above are expected to have the same meaning specified for such terms in the NYSE listing standards.

The Board has determined that the following directors, comprising all of our non-employee directors, are independent under the listing standards of the NYSE and our corporate governance gRideuidelines: Messrs.

Clancy, Grayson, Green, Levin and Schultz, representing five of our seven directors. In making this determination, our Board of Directors considered the current and prior relationships that each non-employee director has with our company and all other facts and circumstances our Board of Directors deemed relevant in determining their independence, including the beneficial ownership of our capital stock by each non-employee director.

Board Committees

Our Board of Directors has established the following committees: an audit committee, a compensation committee and a nominating and corporate governance committee. The composition and responsibilities of each committee are described below. Directors serve on these committees until their resignation or until otherwise determined by our Board of Directors.

Audit Committee. Our audit committee oversees our corporate accounting and financial reporting process. The responsibilities of this committee include, among other things:

•	appointing our independent registered public accounting firm and determining the funding for audit and review by them of our consolidated financial statements and any permissible non-audit services;

•	evaluating and overseeing our independent registered public accounting firm’s independence and performance;

•	determining in advance whether to engage our independent registered public accounting firm and their activities with respect to our financial reporting and compliance with our disclosure policies;

•	reviewing our annual and quarterly consolidated financial statements and reporting and discussing the financial statements and reports with our independent auditors and management;

•	approving the disclosures in and filing of our periodic reports on Form 10-K and Form 10-Q to be filed with the SEC;

•

reviewing with our independent auditors and management any significant issues that arise regarding accounting principles and financial statement presentation, and matters concerning the scope, adequacy and effectiveness of our internal controls and disclosure controls and procedures;

•	establishing procedures for the receipt, retention and treatment of complaints received by us regarding internal controls, accounting or auditing matters;

•	establishing procedures for the confidential, anonymous submissions by employees regarding accounting, internal controls or accounting matters;

•	reviewing and, if appropriate, approving proposed related party transactions; and

•	developing, reviewing and amending our code of conduct.

Both our independent auditors and management periodically meet separately with our audit committee. A copy of our audit committee charter is available on our website www.activenetwork.com.

The current members of our audit committee are Messrs. Clancy, Grayson and Green. Mr. Green serves as chairman of the committee. Our Board of Directors has determined that all of the members of our audit committee meet the requirements for financial literacy under the applicable rules and regulations of the SEC and the NYSE. Our Board of Directors has determined that each member of audit committee is an audit committee financial expert as defined under the applicable rules of the SEC and has the requisite financial sophistication as defined under the applicable rules and regulations of the NYSE. Our Board of Directors has determined that all of the members of our audit committee are independent directors as defined under the applicable rules and regulations of the SEC and the NYSE. Our audit committee met 8 times during 2011.

Compensation Committee. Our compensation committee adopts and administers the compensation policies, plans and benefit programs for our executive officers and all other members of our executive team. The responsibilities of this committee include, among other things:

•

determining the compensation and other terms of employment of our executive officers and senior management, including our Chief Executive Officer, and reviewing and approving corporate performance goals and objectives relevant to such compensation;

•	recommending to our Board of Directors the type and amount of compensation to be paid or awarded to members of our Board of Directors;

•

evaluating and recommending to our Board of Directors the equity incentive plans, compensation plans and similar programs advisable for us, as well as modification or termination of existing plans and programs;

•	administering the issuance of stock options and other equity incentive arrangements under our equity incentive plans;

•	establishing policies with respect to equity compensation arrangements; and

•

reviewing and approving the terms of employment agreements, severance arrangements, change-in-control protections and any other compensatory arrangements for our executive officers and senior management.

Our compensation committee with the input of senior management evaluates potential risks related to our compensation policies and practices for employees and has determined that we have no compensation risks that are reasonably likely to have a material adverse effect on our company. We structure our compensation to address company-wide risk. This is accomplished in part by tying compensation to corporate goals and individual performance goals. These goals can be adjusted annually to address risks identified in the annual risk assessment. We also use a mix of different compensation elements to balance short-term awards versus long-term awards to align compensation with our business strategy and stockholders’ interests. We believe the combination of base salary, performance-based cash awards and stock-based incentive awards with multi-year vesting periods is balanced and serves to motivate our employees to accomplish our business plan without creating risks that are reasonably likely to have a material adverse effect on our company. We have adopted a compensation committee charter, a copy of which is available on our website at www.activenetwork.com.

The current members of our compensation committee are Messrs. Clancy, Green and Schultz. Mr. Clancy serves as the chairman of the committee. Our Board of Directors has determined that all of the members of our compensation committee are independent directors under the applicable rules and regulations of the SEC and NYSE. Our compensation committee met 8 times during 2011.

Nominating and Corporate Governance Committee. Our nominating and corporate governance committee is responsible for, among other things, making recommendations regarding corporate governance, the composition of our Board of Directors, identification, evaluation and nomination of director candidates and the structure and composition of committees of our Board of Directors.

The responsibilities of this committee include, among other things:

•	developing and maintaining a current list of the functional needs and qualifications of members of our Board of Directors;

•	evaluating director performance on the board and applicable committees of the Board of Directors and determining whether continued service on our Board of Directors is appropriate;

•	interviewing, evaluating, nominating and recommending individuals for membership on our Board of Directors;

•	evaluating stockholder nominations of candidates for election to our Board of Directors;

•	developing, reviewing and amending a set of corporate governance policies and principles;

•	considering questions of possible conflicts of interest of directors as such questions arise; and

•

recommending to our Board of Directors the establishment of such special committees as may be desirable or necessary from time to time in order to address ethical, legal, business or other matters that may arise.

A copy of our nominating and corporate governance committee charter is available on our website www.activenetwork.com.

The current members of our nominating and corporate governance committee are Messrs. Clancy, Grayson and Green. Mr. Green serves as the chairman of the committee. Our Board of Directors has determined that all of the members of our nominating and corporate governance committee are independent directors under the applicable rules and regulations of the NYSE. Our nominating and corporate governance committee was established in May 2011 and met once during 2011.

Compensation Committee Interlocks and Insider Participation

No member of our compensation committee is or has at any time during the past year been one of our officers or employees. None of our executive officers currently serves or in the past year has served as a member of the board of directors or compensation committee of any entity that has one or more executive officers serving on our Board of Directors or compensation committee.

Code of Conduct

We have adopted a code of conduct that applies to all of our officers, including those officers responsible for financial reporting, directors and employees. A copy of our code of conduct, and any amendments to this code, or any waivers of its requirements, is located on our website at www.activenetwork.com, as permitted under SEC rules and regulations.

Director Compensation

Our directors play a critical role in guiding our strategic direction and overseeing the management of the Company. Ongoing developments in corporate governance and financial reporting have resulted in an increased demand for such highly qualified and productive public company directors. The many responsibilities and risks and the substantial time commitment of being a director of a public company require that we provide adequate incentives for our directors’ continued performance by paying compensation commensurate with our directors’ workload. Our non-employee directors are compensated based upon their respective levels of board participation and responsibilities, including service on Board committees. Directors who are our employees, such as Mr. Alberga and Mr. Landa, receive no separate compensation for their services as directors.

Our director compensation is overseen by the compensation committee, which makes recommendations to the Board of Directors on the appropriate amount and structure of our programs in light of then-current competitive practice. The compensation committee receives advice and recommendations from Compensia, our compensation consultant, with respect to its determination on director compensation matters.

In March 2011, the compensation committee adopted our current non-employee director compensation policy, pursuant to which non-employee directors are compensated for their services on our Board of Directors. Pursuant to the policy:

•

each non-employee director will receive an annual fee of $32,500 payable for the director’s service during the year and 46,000 options to purchase shares of common stock. The number of options to be granted to directors in subsequent years will be adjusted to account for among other things, the trading history of our stock and the compensation policies of our peer companies;

•

the Chairman of the audit committee will receive an additional annual fee of $20,000 for the Chairman’s service during the year and each other audit committee member will receive an additional annual fee of $5,500;

•

the Chairman of the compensation committee will receive an additional annual fee of $10,000 for the Chairman’s service during the year and each other compensation committee member will receive an additional annual fee of $4,000; and

•

the Chairman of the corporate governance and nominating committee will receive an additional annual fee of $8,750 for the Chairman’s service during the year and each other corporate governance and nominating committee member will receive an additional annual fee of $2,750.

Annual option grants to directors are expected to be granted on the date of our annual meeting and will have an exercise price per share determined at the fair market value on the date of grant, vesting in equal monthly installments over the 12-month period following the date of grant. Each director is also entitled to be reimbursed for reasonable travel and other expenses incurred in connection with attending meetings of the board of directors and any committee on which he or she serves.

All of our directors are eligible to participate in our 2011 Plan, and our employee directors are eligible to participate in our 2011 ESPP. For a more detailed description of these plans, see “Employee Benefit Plans.”

Non-Employee Director Compensation Table

The following table sets forth information regarding compensation earned by our non-employee-directors during the fiscal year ended December 31, 2011:

Name	Fees Earned or Paid in Cash	Option Awards (1)	Total
Thomas Clancy (2)(3)	$50,375	$380,885	$431,260
Stephen Green (2)	39,150	380,885	420,035
Bruns Grayson (2)	24,450	380,885	405,335
Joseph Levin (2)	19,500	380,885	400,385
Scott Schultz (2)(4)	21,900	380,885	402,785

(1)	Reflects the grant date fair value of all awards made during the year calculated using the assumptions described in note 16 to our audited financial statements included in our 2011 Annual Report on Form 10-K incorporated herein by reference.
(2)	As of December 31, 2011, Mr. Clancy, Mr. Green, Mr. Grayson, Mr. Levin and Mr. Schultz each had 46,000 outstanding options.
(3)	As of December 31, 2011, Mr. Clancy held 24,063 shares of common stock which were acquired upon exercise of unvested options. 10,000 of Mr. Clancy’s unvested shares remain subject to a right of repurchase by us, which lapses over the remaining 15-month vesting schedule. 14,063 of Mr. Clancy’s unvested shares remain subject to a right of repurchase by us, which lapses over the remaining 26-month vesting schedule.

(4)	Mr. Schultz has entered into an agreement with the United States Tennis Association pursuant to which the United States Tennis Association receives the pecuniary benefit upon exercise of options held by Mr. Schultz. Mr. Schultz disclaims beneficial ownership except to the extent of his pecuniary interest therein.

EXECUTIVE COMPENSATION

Compensation Discussion and Analysis

We have designed our compensation and benefits programs and philosophy to attract, retain and incentivize talented, qualified and committed executive officers that share our commitment to our customers and participant communities and desire to work toward our corporate objectives and annual and long-term goals. We believe compensation incentives for our executive officers should promote the success of our company and motivate them to pursue corporate objectives, and above all should be structured so as to reward clear, easily measured performance goals that closely align the executive officers’ incentives with the long-term interests of our stockholders. Our executive compensation programs combine short- and long-term components, cash and equity and fixed and contingent payments in the amounts and proportions that we believe are most appropriate to create incentives and reward our executive officers for achieving our objectives. Our executive compensation program also is intended to make us competitive in our industry, where there is considerable competition for talented executives.

The compensation committee of our Board of Directors oversees our executive compensation program. In this role, the compensation committee reviews on an annual basis and approves compensation decisions relating to our executives, including our named executive officers. Our compensation programs have historically reflected our status as a start-up company, and our principal objective has been to preserve cash resources while attracting and retaining executive talent, largely through the grant of equity incentives consisting of stock options that vest over time. By focusing our executive compensation program on equity incentive awards, we have sought to align the interests of our executive officers and stockholders by motivating executive officers to increase the value of our stock over time.

In January 2011, our compensation committee engaged Compensia, an independent executive compensation consulting firm, to evaluate our executive compensation programs relative to those of a public company peer group and to make recommendations with respect to appropriate levels and forms of compensation. The objective of this evaluation and the resulting compensation adjustments was to ensure that we remain competitive as a newly public company and that our named executive officers have meaningful incentives to remain employed with us and contribute to the achievement of our corporate goals. Based on these recommendations, our compensation committee adjusted our compensation programs in 2011, as described below.

Our compensation committee determines allocations of compensation between cash and equity compensation or among different forms of non-cash compensation based on its review of typical allocations within our compensation peer group. The committee has not adopted, however, and has no current plans to adopt, any policy requiring a specific allocation between cash and equity compensation or between short-term and long-term compensation. In the course of its deliberations, the committee reviews each component of compensation, how they relate to each other and, in particular, how they relate to and affect total compensation. The compensation committee’s philosophy is that a substantial portion of an executive officer’s compensation should be performance-based, whether in the form of equity or cash compensation. In that regard, we use options or other equity incentive awards as a significant component of compensation because we believe that they best align individual compensation with the creation of stockholder value. We also use cash incentive plans tied to our annual corporate goals.

Our named executive officers for fiscal year 2011 were David Alberga, Chief Executive Officer and Chairman of the Board; Matthew Landa, President and Director; Scott Mendel, Chief Financial Officer; Darko Dejanovic, Chief Technology, Product and Innovation Officer; Jon Belmonte, our former Chief Media Officer;

and Sheryl Roland, Executive Vice President, Human Resources. In November 2011, we entered into a transition services agreement with Mr. Belmonte, pursuant to which Mr. Belmonte stepped down from his position as Chief Media Officer. Mr. Belmonte agreed to continue his employment with us to assist in the transition process as a special corporate projects advisor through December 31, 2011. For a list of our current executive officers, see “Management.”

Overview of Compensation Program

The elements of our compensation program are directed toward providing our executives with both annual and long-term performance incentives, with the overall objective to motivate our executives to help us achieve our corporate goals and build value for our stockholders. The elements of our compensation program primarily include:

•	base salary;

•	annual performance-based cash bonus awards; and

•	stock-based incentive awards.

We also provide our executives with long-term disability insurance and a limited number of additional benefits that are provided to all of our employees. Each of these compensation elements is described in more detail below.

In determining the relevant amounts for each of these compensation elements to be awarded to our executives, our compensation committee considers the following objectives:

•

A Substantial Portion of Executive Compensation Should Be Performance-Based. We believe that a substantial portion of the compensation received by each of our executives should be directly tied to, and contingent upon, the performance of our company as a whole and the executive’s individual contribution and performance. To support this objective, we established the Active Incentive Plan, or the Bonus Plan. The Bonus Plan is designed to align each executive’s efforts with our key corporate goals by providing an opportunity for the executive to earn an annual cash bonus with amounts determined by considering our success in achieving our corporate goals, which are Adjusted EBITDA and revenue targets.

•

Stock-Based Incentive Awards Should Comprise a Substantial Portion of Executive Compensation. We believe that a substantial portion of executive compensation should be delivered in the form of stock-based incentive awards in order to align the long-term interests of our executives with those of our stockholders and to provide a retention incentive to our executives.

•

Our Executive Compensation Should Be Competitive and Fair. In order to help us attract and retain talented executives, we believe that our compensation programs should be competitive when compared to our peers as well as perceived as fair, when considered both externally as well as internally.

Compensation Process

Our compensation committee is responsible for establishing our compensation philosophy and setting the compensation levels for our executives, including base salaries, target-based cash bonus awards and stock-based incentive awards. The compensation committee is responsible for approving the corporate goals for purposes of determining annual cash bonus awards. To assist the compensation committee, our Chief Executive Officer prepares a report during the first quarter of each fiscal year recommending base salaries, stock-based incentive awards, corporate goals for the fiscal year and individual performance goals for each executive officer. The compensation committee in its sole discretion may accept or adjust the compensation recommendations it is provided and reviews the recommendations in conjunction with market compensation data as described below. No executive officer is present at the time his or her compensation is being discussed or determined by the compensation committee.

Prior to becoming a public company, we informally considered the competitive market for corresponding positions within comparable geographic areas and companies of similar size and stage of development operating in our industry based on general knowledge possessed by members of our compensation committee. We now favor a more empirically-based approach that involves formal benchmarking as well as best practices with respect to compensation and benefits. As we gain experience as a public company, we expect that the specific direction, emphasis and components of our executive compensation program will continue to evolve.

In January 2011, our compensation committee engaged Compensia, a national compensation consulting firm, to provide executive compensation advisory services for 2011. Compensia performed the following services during 2011:

•	advised the compensation committee on current compensation market trends;

•	assessed our executives’ base salaries, cash bonuses and equity compensation levels and plan structures against our peer groups;

•	reviewed market and “best” practices with respect to executive severance/change-of-control arrangements;

•	reviewed considerations and market practices related to short-term cash incentive plans; and

•	reviewed board of director compensation market practices among public high-technology companies.

Determination of Executive Compensation

In setting the compensation for our executive officers, our compensation committee places significant emphasis on the recommendation of our Chief Executive Officer (other than with respect to determining his own compensation), considers our overall performance during the prior fiscal year and the executive’s individual contributions during the prior fiscal year, as well as relevant market data. With respect to the hiring of Mr. Dejanovic as our Chief Technology, Product and Innovation Officer in August 2011, the compensation committee considered Mr. Dejanovic’s executive background, relevant market data and prior compensation earned by Mr. Dejanovic in lieu of prior year performance.

Components of Executive Compensation

As indicated above, we compensate our executives through a combination of annual and long-term incentives that are designed to motivate our executives to help us achieve our key corporate goals and build value for our stockholders.

Base Salary. Our compensation committee is responsible for setting our executive base salaries. The compensation committee evaluates and sets the base salaries for our executives on an annual basis following performance reviews, as well as upon a promotion or other change in responsibility. Our base salaries reflect salaries that our compensation committee generally acknowledge to be below base salaries available at our peer companies. Many of the named executive officers were early employees who recognized our cash constraints as we focused resources on the development of our business and who agreed to relatively lower base salaries in exchange for equity incentive awards. In setting base salaries for our executive officers in 2011, our compensation committee considered the executive’s position, our success in achieving our prior year corporate goals, the individual’s contribution and performance during the prior fiscal year and formal benchmarking based on an executive compensation peer group. The compensation committee also considered the evaluations and recommendations proposed by our Chief Executive Officer.

One of the objectives of our compensation program is to provide our named executives with base salaries that are competitively reasonable and appropriate in the talent market for our business needs and circumstances. With the assistance of Compensia, in March 2011, our compensation committee conducted an analysis of base salaries using compensation data disclosed in public filings to establish reference points that we used to compare our named executives’ 2010 base salaries to those provided by peer companies.

Our compensation committee selected our peer companies for fiscal year 2011, taking into account Compensia’s recommendations, based on the following characteristics:

•	principal business in a related industry segment compared to our company (i.e. software);

•	broadly similar in revenue and revenue growth compared to our company;

•	principal headquarters location on either the east coast or west coast; and

•	recent transition to a public company.

As a result of the peer group criteria, our compensation committee approved the following peer companies for fiscal 2011:

Peer Companies for Base Salary in Fiscal Year 2011

Demand Media

Intralinks Holdings

Quinstreet

Ancestry.com

Blackboard

Blue Nile

comScore

Constant Contact

Reachlocal

Realpage

Shutterfly

Synchronoss Technologies

Taleo

Ultimate Software Group

Concur Technologies

SuccessFactors

NetSuite

WebMD Health

As a result of this analysis, our compensation committee determined that 2010 base salaries were well below that of the peer group and increased base salaries of our named executive officers in July 2011 to approximately the 25% percentile of our peers. Our named executive officers are currently being paid the following annualized salaries based on this salary increase:

Name and Title	2011 Base Salary
David Alberga, Chief Executive Officer	$390,000
Matthew Landa, President	350,000
Scott Mendel, Chief Financial Officer	290,000
Jon Belmonte, Chief Media Officer (1)	230,000
Darko Dejanovic, Chief Technology, Product and Innovation Officer	400,000
Sheryl Roland, Executive Vice President, Human Resources	205,000

(1)	Mr. Belmonte stepped down from his position as Chief Media Officer effective November 14, 2011 and terminated his employment with us effective December 31, 2011.

We also consider many other factors in the process of determining compensation levels for each named executive officer, including:

•	our belief that our compensation amounts should be internally fair and equitable relative to roles, responsibilities and relationships among our named executive officers;

•	prior compensation or amounts realized or realizable from equity compensation by named executive officers;

•	the evaluations and recommendations proposed by our Chief Executive Officer (other than with respect to his own compensation); and

•	criticalness of each named executive officer’s skills and experience to the overall business.

We do not have a predefined framework that determines which factors may be more or less important, and the emphasis placed on specific factors may vary among the named executive officers. Ultimately, it is our compensation committee’s judgment of these factors, along with competitive data, that form the basis for determining named executives’ base salaries.

Our Compensation Committee, with the assistance of Compensia, has revised our peer group criteria for fiscal 2012 based upon the following criteria:

•	SaaS companies with limited internet focus and U.S. headquarters;

•	companies with which we directly compete for executive talent;

•	companies with 0.5x to 3.0x our 2011 fiscal year revenue. In addition, our revenue should approximate the 50th percentile of our peer group; and

•	companies with 0.5x to 5.0x our market capitalization based on our 200-day average closing share price.

As a result of the new peer group criteria, our Compensation Committee approved the following peer companies for fiscal 2012:

Peer Companies for Base Salary in Fiscal Year 2012

Ariba, Inc.*

Concur Technologies

Constant Contact

Digital River*

Kenexa Corp.*

Medidata Solutions, Inc.*

Monster*

NetSuite

Realpage

Shutterfly

Synchronoss Technologies

Taleo

TIBCO*

Ultimate Software Group, Inc.

Vistaprint*

WebMD Health

*New for Fiscal Year 2012

Performance-Based Cash Bonus Awards. Our compensation committee is responsible for administrating our Bonus Plan. All named executive officers are eligible to participate in the Bonus Plan. The Bonus Plan is designed to align each executive’s efforts with our corporate goals. For fiscal year 2011, our corporate goals were based on two equally weighted goals: Adjusted EBITDA (as further detailed in our Annual Report on Form 10-K) and revenue.

The Bonus Plan has three thresholds of achievement for our corporate goals: base plan (50% of target), target plan (100% of target) and maximum plan (150% of target). The base plan represents the minimum threshold below which no bonuses are required to be paid. Each threshold requires us to achieve both our Adjusted EBITDA and revenue targets for the applicable threshold bonus to be paid for 2011. Following achievement of a threshold, bonuses are assessed independently on a linear basis and the degree to which we perform against these goals will determine the amounts payable under the Bonus Plan. The resulting calculation of the Adjusted EBITDA component (50%) and revenue component (50%) is summed to arrive at a total target bonus amount for each named executive officer. Achievement above and beyond the maximum threshold level may result in an additional bonus reward based on exceptional individual contributions. In addition, to reward exceptional individual contributions, in certain circumstances, the compensation committee may determine to award bonuses to named executive officers in the event we do not achieve our corporate goals. However, individual incentive payments will not be an entitlement. There are no other individual components required for our named executive officers to receive a bonus award under the 2011 Bonus Plan as each executive’s individual contributions are linked to our corporate goals. We expect to add an individual performance component as an additional element of determining bonuses of named executive officers under the 2012 Bonus Plan.

At the time the corporate goals were set, our compensation committee believed that the corporate goals were challenging and aggressive. For example, at each of the thresholds, we would have had to achieve a significant year-over-year increase in our Adjusted EBITDA and revenue. Our compensation committee believed that the achievement of the Adjusted EBITDA and revenue goals at each of the threshold levels would require substantial efforts, excellent leadership, effective leveraging of our competencies and a clear focus on driving results throughout the year.

After the end of each fiscal year, the compensation committee is responsible for setting the actual bonus amounts to be awarded. To assist our compensation committee, each year our Chief Executive Officer provides the compensation committee with documentation regarding full or partial achievement of our corporate goals. For fiscal 2011, the minimum threshold under the base plan for revenue was set at $341.5 million and the minimum threshold for Adjusted EBITDA was set at $41.1 million. We failed to meet these objectives, and as a result, we were not required to pay out any bonuses under the Bonus Plan. However, based on the Company’s strong year-over-year growth in both revenue and Adjusted EBITDA for fiscal 2011 and in order to help us maintain strong employee satisfaction among our talented executives, the compensation committee awarded discretionary bonuses at 25% of target under the Bonus Plan.

We may terminate the Bonus Plan at any time, and may alter the terms and conditions under which the bonus awards are set, calculated or paid. For fiscal year 2011, our compensation committee set the thresholds at the following three levels based on each named executive officer’s role and responsibilities. The potential Bonus Plan payments at each of the thresholds are set forth for each named executive officer in the table below based on the executive’s base salary effective in July 2011. Mr. Dejanovic’s thresholds are pro-rated for his four months of service with the company during fiscal year 2011.

Name and Title	Base Plan (50% Target)	Target Plan (100% Target)	Maximum Plan (150% Target)
David Alberga, Chief Executive Officer	$234,000	$468,000	$702,000
Matthew Landa, President	210,000	420,000	630,000
Scott Mendel, Chief Financial Officer	108,750	217,500	326,250
Darko Dejanovic, Chief Technology, Product and Innovation Officer	50,000	100,000	150,000
Jon Belmonte, Chief Media Officer	86,250	172,500	258,750
Sheryl Roland, Executive Vice President, Human Resources	66,625	133,250	199,875

For fiscal year 2011, we failed to achieve our minimum Adjusted EBITDA and revenue targets under the base plan. However, the Compensation Committee approved discretionary funding of our 2011 Bonus Plan in an amount equal to 25% of our target plan bonus amount. Based on the foregoing, our named executive officers will receive bonuses in the following amounts for 2011. All bonus amounts will be payable in April 2011.

Name and Title	2011 Bonus Amount
David Alberga, Chief Executive Officer	$117,000
Matthew Landa, President	105,000
Scott Mendel, Chief Financial Officer	54,375
Darko Dejanovic, Chief Technology, Product and Innovation Officer	25,000
Jon Belmonte, Chief Media Officer	43,125
Sheryl Roland, Executive Vice President, Human Resources	33,313

In addition, following the closing of our initial public offering in May 2011, certain of our named executive officers also received retention-based cash incentive awards in the amounts set forth below. The retention-based cash incentive awards were granted on a deferred basis for retention purposes in fiscal year 2009 when we did not achieve our Adjusted EBITDA and revenue targets, and as a result, no bonuses were paid to executive officers under our Bonus Plan. The bonuses were payable upon the earlier of May 25, 2012, or 60 days following the closing of our initial public offering.

Name and Title	Amount of Special Deferred Incentive Award
David Alberga, Chief Executive Officer	$230,000
Matthew Landa, President	230,000
Jon Belmonte, Chief Media Officer	151,500

Stock-Based Incentive Awards. In addition to our performance-based cash bonus awards, we provide long-term stock-based incentive awards to our executive officers. These stock-based incentive awards generally consist of options to purchase shares of our common stock and restricted stock unit awards. We believe that stock option and restricted stock unit awards help further our compensation objectives by encouraging retention of our executives and by providing our executives with incentives to continue to focus on our financial performance and increasing stockholder value.

Our executive officers generally receive a stock option award in connection with their initial hire, following promotions and on an annual basis. Our Chief Executive Officer, after consulting with our compensation committee, recommends to our compensation committee the specific number of shares to be subject to each option award granted to each named executive officer. The recommendation is based on the assessment of company performance and the named executive officer’s performance during the prior fiscal year, the levels of the other components of the named executive officer’s compensation and the dilutive effects of equity grants. While our compensation committee utilized market data based on the general knowledge of our compensation committee in making a determination regarding 2011 equity grants, our compensation committee gave significant deference to the recommendations of our Chief Executive Officer, as he is most familiar with the other named executive officers’ performance. Our Chief Executive Officer did not utilize any predefined criteria that determines which factors may be more or less important, and the emphasis placed on specific factors varied among the named executive officers. Ultimately, it is our compensation committee’s judgment of these factors, along with our compensation committee’s general knowledge of market data, that formed the basis for determining the equity awards granted to our named executive officers in 2011. However, with respect to the hiring of Mr. Dejanovic in August 2011, we granted Mr. Dejanovic the restricted stock unit awards described below based on his executive background and prior historical compensation. For 2012, we expect to utilize formalized market data from our peer group in lieu of informal market data in addition to the factors described above.

The same process is used to determine the specific number of shares to be subject to each option granted to our Chief Executive Officer, with the exception that the recommendation is made by the Chairman of our compensation committee. The Chief Executive Officer’s performance is assessed by the compensation committee with input from the other independent members of our Board of Directors.

To date, our equity incentives have been granted principally with time-based vesting. Most new hire option and restricted stock unit grants, including those for our executive officers, vest over a four-year period with 25% vesting at the end of the first year of employment and the remainder vesting in equal monthly installments over the subsequent three years of employment. Annual grants generally vest monthly in equal installments over a four year period. However, historically, certain stock option awards have been granted to our named executive officers with vesting in equal monthly installments over two and three year periods. Although our practice in recent years has been to primarily provide equity incentives principally in the form of stock option grants that vest over time, our compensation committee approved grants of time-based and performance based restricted stock units to Mr. Dejanovic during fiscal 2011 and may grant RSU’s and other alternative forms of equity in the future, such as performance shares or restricted stock awards. In 2012, we expect to further utilize equity awards based on individual performance metrics as a means of better aligning the pay and performance of our named executive officers. See “Employee Benefit Plans-2011 Equity Incentive Award Plan” below for additional information.

In connection with his initial hire in August 2011, Mr. Dejanovic received 402,127 restricted stock units that vest ratably in annual increments over a four year period and 67,099 performance-based restricted stock units, 50% of which vest in 2013 if certain performance metrics are met and the remaining of which vest in 2015 if certain performance metrics are met. Performance-based restricted stock units are intended to reinforce achievement of long-term strategic objectives, and strengthen the link of executive long-term incentives to our defined, longer-term financial and operational goals approved by the compensation committee. With respect to the 67,099 performance-based restricted stock units granted to Mr. Dejanovic, the performance metrics are based 50% on our achievement of annual revenue goals for the prior fiscal year and 50% based on our achievement of each of the following technology deliverables: datacenter reductions, technology integration and product launches. At the time these goals were set, our compensation committee believed that the corporate goals were challenging and aggressive. For example, at each of the revenue thresholds, we will have to achieve a significant year-over-year increase in our annual revenue for the restricted stock units to vest. Going forward, we expect to increase our use of both time-based and performance-based restricted stock units to provide more meaningful retention awards to certain of our executives over the long-term and to align our financial performance goals with the goals of our named executive officers.

Stock and Option Grant Practices. In the absence of a public trading market for our common stock prior to our initial public offering in May 2011, our Board of Directors had historically determined the fair market value of our common stock in good faith based upon consideration of a number of relevant factors including our financial condition, the likelihood of a liquidity event, the liquidation preference of our participating preferred stock, the price at which our preferred stock was sold, the enterprise values of comparable companies, our cash needs, operating losses, market conditions, material risks to our business and valuations obtained from independent valuation firms. All equity awards to our employees, consultants and directors were granted at no less than the fair market value of our common stock as determined in good faith by our Board of Directors on the date of grant of each award.

Following our initial public offering, all stock and option awards to new and current employees, including our executive officers, are granted at pre-determined meeting dates of the compensation committee. Our compensation committee grants the equity awards in accordance with the dates fixed by this policy whether or not we are aware of any material non-public information (whether positive or negative) at the time of grant. The amount of realizable value related to such awards is determined by our stock price on the date the awards vest, and therefore is determined by our financial performance during the period prior to vesting. Whether our stock price moves up or down shortly after the grant date is largely irrelevant for purposes of the equity awards.

The exercise price of any option grant is determined by reference to the fair market value of such shares, which the 2011 Equity Incentive Award Plan, or the 2011 Plan, defines as the closing price of our common stock on the New York Stock Exchange on the date of grant.

Other Benefits

In order to attract, retain and pay market levels of compensation, we provide our executives with the following benefits:

•	Health Insurance. We provide each of our executives and their spouses and children the same health, dental and vision insurance coverage we make available to our other eligible employees.

•	Disability Insurance. We provide each of our executives with disability insurance.

•

Retirement Benefits. We do not provide pension arrangements or post-retirement health coverage for our executives or employees. Our executives and other eligible employees are eligible to participate in our 401(k) defined contribution plan. Pursuant to our 401(k) plan, we made matching contributions for each of our named executive officers in an amount equal to $0.25 for every $1.00 contributed up to maximum of 1% of earnings.

•	Nonqualified Deferred Compensation. We do not currently provide any nonqualified defined contribution or other deferred compensation plans to any of our employees.

•

Perquisites. We have historically limited the perquisites made available to our executive officers. This policy could change if we find it important to provide perquisites to increase our ability to attract and retain key employees. Our executives are entitled to relocation expenses following their initial hire and other benefits with de minimis value that are not otherwise available to all of our employees. Mr. Dejanovic is also entitled to receive a monthly car allowance.

Post-Employment Compensation

Certain terms and conditions of employment for each of our named executive officers are set forth in retention or change of control agreements. We recognized that it would be necessary to develop competitive compensation packages designed to attract and retain qualified candidates at our most critical positions. At the same time, we were sensitive to the need to integrate new executive officers into our existing executive compensation structure, balancing both competitive and internal equity considerations.

The retention agreements and change of control agreements that we extended to our named executive officers provide for certain protections in the event of their termination of employment under specified circumstances, or following a change in control. We believe that these protections were necessary to induce these individuals to forego other opportunities or leave their current employment for a position in a new and unfamiliar organization. We also believe that entering into these arrangements will help our executives maintain continued focus and dedication to their responsibilities to help maximize stockholder value if there is a potential transaction that could involve a change in control of our company.

For a summary of the material terms and conditions of these severance and change in control arrangements, see “—Retention and Change of Control Agreements.”

Accounting and Tax Considerations

Internal Revenue Code (the “Code”) Section 162(m) limits the amount that we may deduct for compensation paid to our Chief Executive Officer and to each of our four most highly compensated officers to $1,000,000 per person, unless certain exemption requirements are met. Exemptions to this deductibility limit may be made for various forms of “performance-based” compensation. In addition to salary and bonus compensation, upon the exercise of stock options that are not treated as incentive stock options, the excess of the current market price over the option price, or option spread, is treated as compensation and accordingly, in any year, such exercise may cause an officer’s total compensation to exceed $1,000,000. Under certain regulations, option spread compensation from options that meet certain requirements will not be subject to the $1,000,000 cap on deductibility, and in the past, we have granted options that we believe met those requirements. While the compensation committee cannot predict how the deductibility limit may impact our compensation program in future years, the compensation committee intends to maintain an approach to executive compensation that strongly links pay to performance. While the compensation committee has not adopted a formal policy regarding tax deductibility of compensation paid to our named executive officers, the compensation committee intends to consider tax deductibility under Section 162(m) as a factor in compensation decisions.

Section 409A of the Code imposes additional significant taxes in the event that an executive officer, director, or other service provider receives “deferred compensation” that does not satisfy the requirements of Section 409A. Although we do not maintain traditional nonqualified deferred compensation plans, Section 409A does apply to certain change of control severance arrangements. Consequently, to assist in avoiding additional tax under Section 409A, we have designed the change of control severance arrangements described above in a manner to avoid the application of Section 409A.

2011 Summary Compensation Table

The following table summarizes information concerning the compensation awarded to, earned by, or paid for services rendered in all capacities by our named executive officers during the year ended December 31, 2011. The compensation described in this table does not include medical, group life insurance or other benefits which are available generally to all of our salaried employees.

Name and Principal Position	Fiscal Year Ended December 31,	Salary ($) (1)	Stock Awards ($) (2)	Option Awards ($) (3)	Non-Equity Incentive Plan Compensation ($) (4)	All Other Compensation ($) (5)	Total
David Alberga	2011	$326,717	—	$2,566,831	$117,000	$247,073	$3,257,621
Chief Executive Officer	2010	281,218	—	88,920	85,000	2,187	457,325

Matthew Landa	2011	289,567	—	2,318,428	105,000	242,106	2,955,101
President	2010	246,582	—	71,136	85,000	291	403,009

Scott Mendel	2011	259,231	—	828,010	54,375	15,442	1,157,058
Chief Financial Officer	2010	193,846	—	483,163	85,000	57,734	819,743

Jon Belmonte (6)	2011	226,519	—	1,449,018	43,125	798,786	2,517,448
Chief Media Officer	2010	211,946	—	44,460	73,000	2,283	331,689

Darko Dejanovic (7)	2011	130,769	$7,812,613	—	25,000	35,595	8,003,977
Chief Technology, Product and Innovation Officer	2010	—	—	—	—	—	—

Sheryl Roland	2011	196,544		828,010	33,313	10,167	1,068,034
EVP, Human Resources	2010	170,089	—	22,230	40,000	9,283	241,602

(1)	The amounts reported in the “Salary” column reflect amounts paid to each applicable named executive officer during the year ended December 31, 2011. See the table under “Components of Executive Compensation – Base Salary” for each named executive officer’s annualized base salary for the year ended December 31, 2011.
(2)	The amounts reflect the aggregate grant date fair value of the restricted stock awards granted during 2011. Restricted stock awards are valued on the date of grant at the closing sale price per share of our common stock. Please see the “Grants of Plan-Based Awards Table” for more information regarding the stock awards we granted in 2011.
(3)

The amounts reflect the grant date fair value of the options granted to the named executive officers in the year reflected, determined using the Black-Scholes option model. For information relating to the assumptions made by us in valuing the option awards made to our named executive officers in fiscal years

2010 through 2011, refer to Note 16 of our financial statements included in our 2011 Annual Report on Form 10-K incorporated herein by reference. For Mr. Belmonte, the Board accelerated the vesting of 71,041 options in connection with his termination of employment, and the amount also reflects the incremental fair value of such modified option awards, computed as of the modification date in accordance with FASB ASC Topic 718, in the amount of $632,551.
(4)	The amounts included in the Non-Equity Incentive Plan Compensation column for 2010 represent amounts earned under the Bonus Plan, which were paid in April 2011. The amounts included in the Non-Equity Incentive Plan Compensation column for 2011 represent the amount earned under the Bonus Plan, which are payable in April 2012. Mr. Dejanovic's bonus amount for 2011 was pro-rated for his four months of service with the company during fiscal year 2011.
(5)	For the fiscal year ended December 31, 2011, all other compensation includes (i) special deferred incentive awards described above, (ii) matching contributions to our 401(k) plan, (iii) payments by us for long-term disability, (iv) the value of perquisites, consisting of the provision of an automobile allowance ($8,332) and travel expenses ($12,262) for Mr. Dejanovic, and (v) acceleration of option awards for Mr. Belmonte ($632,551) pursuant to his transition service agreement as described below:

Name	Special Deferred Incentive Awards	Matching Contributions	Long-term Disability	Others
Mr. Alberga	$230,000	$3,267	$13,806	—
Mr. Landa	230,000	—	12,106	—
Mr. Mendel	—	3,442	12,000	—
Mr. Belmonte	151,500	4,331	10,405	$632,551
Mr. Dejanovic	—	—	15,000	20,594
Ms. Roland	—	2,088	8,079	—

(6)	Mr. Belmonte terminated his employment with us effective December 31, 2011. Pursuant to the terms of his transition services agreement, Mr. Belmonte is eligible to receive his non-equity incentive plan compensation for fiscal year 2011.
(7)	Mr. Dejanovic commenced employment with us effective August 2011. The amount reported in the “Salary” column for Mr. Dejanovic reflects his prorated salary earned for 2011.

2011 Grants of Plan Based Awards

The following table sets forth information regarding grants of plan based awards to each of the named executive officers during the fiscal year ended December 31, 2011. During the year ended December 31, 2011, we granted stock options to purchase an aggregate of 3,027,100 shares of our common stock and 730,226 restricted stock units under our 2002 Stock Option/Stock Issuance Plan and our 2011 Equity Incentive Award Plan, including grants to named executive officers. Generally, 25% of the shares subject to options vest one year from the date of hire and the remainder of the shares vest in equal monthly installments over the 36 months thereafter. Options granted one year from the date of hire start vesting immediately in equal monthly installments over 48 months. The exercise price per share of each stock option granted to our named executive officers was equal to the fair market value of our common stock as determined in good faith by our Board of Directors on the date of the grant. Options expire ten years from the date of grant. Generally, time-based restricted stock units vest ratably in annual increments over a four year period.

Name	Grant Date	Estimated Future Payouts under Non-Equity Plan Incentive Awards ($) (1)			Estimated Possible Payouts under Equity Incentive Plan Awards		All Other Stock Awards: Number of Shares of Stocks or Units	All Other Option Awards; Number of Securities Underlying Options	Exercise Price of Option Awards	Grant Date Fair Value of Awards ($) (2)
		Base	Target	Maximum

David Alberga	3/15/2011	234,000	468,000	702,000	—		—	310,000	$7.88	$2,566,831

Matthew Landa	3/15/2011	210,000	420,000	630,000	—		—	280,000	7.88	2,318,428

Scott Mendel	3/15/2011	108,750	217,500	326,250	—		—	100,000	7.88	828,010

Jon Belmonte	3/15/2011	86,250	172,500	258,750	—		—	175,000	7.88	1,449,018

Darko Dejanovic	8/29/2011	50,000	100,000	150,000	67,099	(3)	402,127	—	—	7,812,613

Sheryl Roland	3/15/2011	66,625	133,250	199,875	—		—	100,000	7.88	828,010

(1)	Amounts in the “Estimated Future Payouts Under Non-Equity Incentive Plan Awards” column relate to amounts payable under our Bonus Plan at the time the grants of awards were made. Each column assumes the achievement of our corporate goals at the applicable threshold level. The actual amounts paid to our named executive officers are set forth in the “Summary Compensation Table” above and the calculation of the total amounts paid is discussed more fully in “Executive Compensation—Compensation Discussion and Analysis.”
(2)	Figures reflected are based on the grant date fair value of all awards made during the year calculated using the assumptions described in note 16 to our audited financial statements included in our 2011 Annual Report or Form 10-K which is incorporated herein by reference.
(3)	50% of these performance-based restricted stock units vest in August 2013 and the remaining restricted stock units vest in August 2015 (4 years after date of grant) with vesting in each case based 50% on our achievement of annual revenue goals for the prior fiscal year and 50% based on our achievement of each of the following technology deliverables: datacenter reductions, technology integration and product launches.

2011 Outstanding Option Awards at Year End

The following table sets forth information regarding outstanding option awards held by our named executive officers at December 31, 2011.

Name	Grant Date	Option Awards					Stock Awards
		Number of Securities Underlying Unexercised Options Exercisable		Number of Securities Underlying Unexercised Options Unexercisable	Option Exercise Price ($/Share)	Option Expiration Date	Number of shares or Units of Stock that have not Vested		Market Value of Shares or Unites of Stock that have not Vested	Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights That Have Not Vested		Equity Incentive Plan Market or Payout Value of Unearned Shares, Units or Other Rights That Have Not Vested

David Alberga	11/9/2006	289,829	(1)(2)	—	1.96	11/9/2016	—		—	—		—
	2/27/2007	100,000	(1)	—	1.96	2/27/2017	—		—	—		—
	9/6/2007	479,650	(1)	—	1.96	9/6/2017	—		—	—		—
	2/21/2008	100,000	(3)	—	1.96	2/21/2018	—		—	—		—
	8/22/2008	158,966	(1)	—	1.96	8/22/2018	—		—	—		—
	11/20/2008	299,646	(1)	—	1.96	11/20/2018	—		—	—		—
	1/20/2009	158,300	(1)	—	1.96	1/20/2019	—		—	—		—
	04/01/2009	100,000	(3)	—	1.96	4/1/2019	—		—	—		—
	03/05/2010	68,112	(3)	—	1.96	3/5/2020	—		—	—		—
	3/15/2011	310,000	(3)(4)	—	7.88	3/15/2021	—		—	—		—

Matthew Landa	11/9/2006	210,676	(1)(7)	—	1.96	11/9/2016	—		—	—		—
	2/27/2007	67,865	(1)(7)	—	1.96	2/27/2017	—		—	—		—
	9/6/2007	408,005	(1)(7)	—	1.96	9/6/2017	—		—	—		—
	2/21/2008	72,515	(3)(7)	—	1.96	2/21/2018	—		—	—		—
	8/22/2008	148,022	(1)(7)	—	1.96	8/22/2018	—		—	—		—
	11/20/2008	143,392	(1)(7)	—	1.96	11/20/2018	—		—	—		—
	1/20/2009	54,923	(1)(7)	—	1.96	1/20/2019	—		—	—		—
	04/01/2009	61,667	(3)(7)	—	1.96	4/1/2019	—		—	—		—
	03/05/2010	55,335	(3)(8)	—	1.96	3/5/2020	—		—	—		—
	3/15/2011	280,000	(3)(4)	—	7.88	3/15/2021	—		—	—		—

Scott Mendel	03/08/2010	191,965	(5)	—	1.96	3/8/2020	—		—	—		—
	11/18/2010	122,682	(5)	—	4.87	11/18/2020	—		—	—		—
	3/15/2011	100,000	(3)(4)	—	7.88	3/15/2021	—		—	—		—

Jon Belmonte	2/8/2005	6,667	(1)	—	1.96	2/8/2015	—		—	—		—
	2/16/2006	19,266	(1)	—	1.96	2/16/2016	—		—	—		—
	11/9/2006	105,980	(1)	—	1.96	11/9/2016	—		—	—		—
	2/27/2007	30,365	(1)	—	1.96	2/27/2017	—		—	—		—
	9/6/2007	106,556	(1)	—	1.96	9/6/2017	—		—	—		—
	2/21/2008	35,696	(1)	—	1.96	2/21/2018	—		—	—		—
	8/22/2008	66,068	(1)	—	1.96	8/22/2018	—		—	—		—
	11/20/2008	56,837	(1)	—	1.96	11/20/2018	—		—	—		—
	1/20/2009	76,458	(1)	—	1.96	1/20/2019	—		—	—		—
	04/01/2009	34,375	(1)	—	1.96	4/1/2019	—		—	—		—
	3/15/2011	76,561	(1)(4)	—	7.88	3/15/2021	—		—	—		—

Darko Dejanovic	08/29/2011	—		—	—	—	402,127	(6)	5,468,927	67,099	(6)	912,546

Sheryl Roland	3/15/2011	100,000	(3)(4)	—	7.88	3/15/2021	—		—	—		—

(1)	Each option is fully vested as of December 31, 2011.
(2)	Options transferred to the Alberga/Cernosia Revocable Declaration of Trust dated October 26th, 2004.

(3)	Each option grant vests in 48 equal monthly installments beginning on the grant date, subject to acceleration as described under “Potential Payments upon Termination or Change of Control” below.
(4)	On March 15, 2011, the compensation committee approved grant of stock options subject to the approval of stockholders amending the 2002 Plan by increasing the authorized number of shares of common stock available for issuance by 1,100,000 shares of common stock. Stockholder approval to increase the authorized number of shares was received on April 13, 2011. The awards were considered granted from an accounting perspective in April 2011.
(5)	Each option grants vests as to 25% of the shares subject to the option on the first anniversary of the grant date and 1/48th of the shares subject to the option on each monthly anniversary, subject to acceleration as described under “Potential Payments upon Terminations or Change of Control” below.
(6)	402,127 RSU’s vest ratably in annual 25% increments over four years on each of the four anniversaries of the grant date. 67,099 RSU’s are performance based contingent upon achievement of company and individual performance goals. 50% of these performance-based restricted stock units vest on August 29, 2013 and the remaining restricted stock units vest on August 29, 2015 (4 years after date of grant) with vesting in each case based 50% on our achievement of annual revenue goals for the prior fiscal year and 50% based on our achievement of each of the following technology deliverables: datacenter reductions, technology integration and product launches. If a performance milestone is not achieved, the shares associated with that milestone are forfeited.
(7)	Options transferred to The Landa Family Trust dated May 18, 2007.
(8)	28,980 options were transferred to The Landa Family Trust dated May 18, 2007.

Options Exercised and Stock Vested

The following table sets forth certain information regarding exercised stock options during the year ended December 31, 2011 for each of the named executive officers. There was no public trading market for our common stock prior to May 25, 2011. Accordingly, the value realized on exercise prior to that time is based on the difference between the value of our common stock as determined by our board of directors on the date of exercise and the exercise price of each option. After May 25, 2011, the value realized on exercise is based on the difference between the closing sale price on the date of exercise and the exercise price of each option. No restricted stock unit awards vested during 2011.

	Option Awards
Name	Number of Shares Acquired on Exercise (#)	Value Realized on Exercise ($)(1)

David Alberga	493,105	$5,295,754

Matthew Landa	292,607	3,503,465

Scott Mendel	60,353	780,258

Jon Belmonte	229,923	2,593,661

Darko Dejanovic	—	—

Sheryl Roland	—	—

(1)	The aggregate dollar amount realized upon the exercise of the options represents the amount by which the aggregate market price of the shares of our common stock on the date of exercise exceeds the aggregate exercise price of the option.

Potential Payments upon Termination or Change in Control

The table below describes the potential payments or benefits to our named executive officers upon termination of employment by us without cause or termination of employment by the named executive officer for good reason, as if each executive’s employment terminated as of December 31, 2011. See “Employment Arrangements” for additional information. The actual payments and benefits received by Mr. Belmonte upon his termination of employment with the Company during 2011 are included below.

Name	Lump Sum Severance Payment	Health Benefits	Options (Unvested and Accelerated) Vesting (1)	Restricted Stock Units (Unvested and Accelerated) Vesting (1)	Total
David Alberga	$390,000	$17,267	$1,073,804	—	$1,481,071
Matthew Landa	350,000	17,267	904,808	—	1,272,075
Scott Mendel	290,000	15,280	1,138,214	—	1,443,494
Jon Belmonte (2)	—	—	632,551	—	632,551
Darko Dejanovic	400,000	17,267	—	$1,367,235	1,784,502
Sheryl Roland (3)	205,000	11,388	843,079	—	1,059,467

(1)	If a named executive officer is terminated by us without cause or by the executive for good reason, the named executive’s options or restricted stock units which would have vested within 12 months following such termination vest in full on the date of termination, except with respect to Ms. Roland as described in footnote 3 below. The value of the accelerated options is determined by multiplying (a) the difference between $13.60, the closing price of our common stock on December 30, 2011 and the applicable exercise price of each option, by (b) the number of unvested and accelerated options. The value of the accelerated restricted stock units is calculated based on $13.60, the closing price of our common stock on December 30, 2011.
(2)	On November 14, 2011, we entered into a transition services agreement with Mr. Belmonte, pursuant to (i) the vesting of 71,041 of Mr. Belmonte’s outstanding options fully accelerated on December 31, 2011 and (ii) the expiration date of all of Mr. Belmonte’s vested stock options as of December 31, 2011 was extended through December 31, 2012. The value of these option modifications is reflected above.
(3)	Ms. Roland’s employment must be terminated by us without cause or by Ms. Roland for good reason within twelve (12) months following a change of control transaction for any potential payments or benefits to be paid. Upon such a termination following a change of control, Ms. Roland’s outstanding options vest in full.

The table below describes the potential payments or benefits to our named executive officers upon a change of control of the company, as if such change of control occurred as of December 31, 2011. See “Employment Arrangements” for additional information.

Name	Stock or Option Vesting (1)
David Alberga	$2,532,004
Matthew Landa	2,174,329
Scott Mendel	2,904,802
Darko Dejanovic	6,381,474
Sheryl Roland (2)	843,079

(1)	The value of the accelerated options is determined by multiplying (a) the difference between the December 31, 2011 closing price of our common stock and the applicable exercise price of each option, by (b) the number of unvested and accelerated options.
(2)	Ms. Roland’s employment must be terminated by us without cause or by Ms. Roland for good reason within twelve (12) months following a change of control transaction for any option acceleration to occur.

Employment Arrangements

Retention and Change of Control Arrangements

On August 17, 2005, we entered into executive retention agreements with each of Messrs. Alberga, Landa and Belmonte. These agreements were amended on December 22, 2008. In March 2010 and August 2011, we entered into executive retention agreements with Scott Mendel and Darko Dejanovic, respectively, with substantially the same terms. Each of these agreements provides that if we terminate the executive’s employment without cause (as defined in each of the respective retention agreements), if the executive terminates his employment for good reason (as defined in each of the respective retention agreements) or if the executive’s employment is terminated due to complete disability (as defined in each of the respective retention agreements), the executive will be entitled to receive the following:

•	base salary and accrued and unused vacation benefits earned through the date of termination, less standard tax withholding;

•

subject to certain exceptions, one year of severance from the date of termination at the executive’s then base salary payable within ten days following termination of employment, plus (i) reimbursement of premiums for continued health care coverage for a one year period and (ii) an amount equal to the executive’s target annual bonus for the fiscal year assuming all performance objectives have been met and prorated based on the number of days the executive was employed with us prior to termination, payable within ten days following termination of employment; and

•

vesting of stock options or restricted stock on the date of termination with respect to the number of options and any other equity awards that would have vested over the 12-month period following the date of termination.

In addition to the foregoing, in the event of a change in control, regardless of termination, all of the executive’s stock options and any other equity awards become fully vested and the post-termination exercisability period will for be for up two years following termination. For a summary of the material terms and conditions of acceleration of options granted under our equity incentive plans, see “Employee Benefit Plans.”

In July 2010, we entered into a change in control agreement with Sheryl Roland. The agreement provides that if Ms. Roland’s employment is terminated within the twelve (12) month period immediately following the date of a change in control (as defined in the change in control agreement) by us without cause (as defined in the change in control agreement) or by Ms. Roland for good reason (as defined in the change in control agreement), Ms. Roland will be entitled to receive the following:

•

base salary and accrued and unused vacation benefits earned through the date of termination, less standard tax withholding plus all other amounts to which Ms. Roland would be entitled under any of our compensation plans or practices at the time such payments are due; provided, however, that any accrued but unpaid bonus will only be paid to Ms. Roland if she is employed on the date such bonus would otherwise be paid in accordance with our standard practices;

•

subject to certain exceptions, nine months of (i) severance from the date of termination at the executive’s then base salary payable within fifteen days following termination of employment and (ii) reimbursement of premiums for continued health care coverage, unless Ms. Roland becomes eligible for coverage by a health insurance plan of a subsequent employer prior to that time; and

•	subject to certain exceptions, the vesting of one hundred percent (100%) of Ms. Roland’s unvested equity awards on the date of termination.

Dejanovic Offer Letter

On May 4, 2011 we entered into an offer letter with Mr. Dejanovic, our Chief Technology, Product and Innovation Officer. Mr. Dejanovic’s current base salary is $400,000, and he is eligible to participate in our annual incentive bonus plan. In connection with Mr. Dejanovic’s commencement of employment, we granted

Mr. Dejanovic 402,127 restricted stock units that vest ratably in annual increments over a four year period and 67,099 performance-based restricted stock units, 50% of which vest in 2013 if certain performance metrics are met and the remaining of which vest in 2015 if certain performance metrics are met.

Transition Services Agreement

On November 14, 2011, we entered into a Transition Services Agreement with Mr. Belmonte, pursuant to which Mr. Belmonte stepped down from his position of Chief Media Officer. Mr. Belmonte continued his employment with the company to assist in the transition process as a special corporate projects advisor through December 31, 2011 (the “Departure Date”). In consideration for his continued service through the Departure Date and his agreement to a general release and certain other standard terms and conditions, (i) the vesting of 71,041 of Mr. Belmonte’s outstanding options fully accelerated on the Departure Date and (ii) all of Mr. Belmonte’s vested stock options as of the Departure Date are exercisable for a period of one year following the Departure Date. Mr. Belmonte also is eligible to receive his 2011 annual incentive compensation bonus to which he would otherwise have been entitled had he remained employed by the company through the bonus payment date.

Employee Benefit Plans

2011 Equity Incentive Award Plan

In April 2011, our stockholders adopted and approved our 2011 Equity Incentive Award Plan, or 2011 Plan, which became effective upon our initial public offering. As of December 31, 2011, there were 3,231,634 shares available for grant under the 2011 Plan. This reserve automatically increases on January 1 of each year through January 1, 2021, by an amount equal to the smaller of 5% of the number of shares of common stock issued and outstanding on the immediately preceding December 31 or an amount determined by our Board of Directors. Appropriate adjustments will be made in the number of authorized shares and other numerical limits in our 2011 Plan and in outstanding awards to prevent dilution or enlargement of participants’ rights in the event of a stock split or other change in our capital structure. Shares subject to awards granted under our 2011 Plan which expire, are repurchased, or are cancelled or forfeited will again become available for issuance under our 2011 Plan. The shares available will not be reduced by awards settled in cash. Shares withheld to satisfy tax withholding obligations will not again become available for grant. The gross number of shares issued upon the exercise of stock appreciation rights or options exercised by means of a net exercise or by tender of previously owned shares will be deducted from the shares available under our 2011 Plan. As of December 31, 2011, there were 403,600 shares of common stock authorized for issuance upon exercise of outstanding stock options and 730,226 shares of common stock issuable upon vesting of restricted stock units (including 67,099 restricted stock units which are contingent upon achievement of company and individual performance goals).

Awards may be granted under our 2011 Plan to employees, including officers, directors, or consultants, of The Active Network and our present or future affiliated entities. While we may grant incentive stock options only to employees, we may grant nonstatutory stock options, stock appreciation rights, restricted stock purchase rights or bonuses, restricted stock units, performance shares, performance units and cash-based awards or other stock-based awards to any eligible participant. The 2011 Plan is administered by our compensation committee. Subject to the provisions of our 2011 Plan, the compensation committee determines, in its discretion, the persons to whom, and the times at which, awards are granted, as well as the size, terms and conditions of each award. All awards are evidenced by a written agreement between us and the holder of the award. The compensation committee has the authority to construe and interpret the terms of our 2011 Plan and awards granted under our 2011 Plan.

In the event of a change in control as described in our 2011 Plan, the acquiring or successor entity may assume or continue all or any awards outstanding under our 2011 Plan or substitute substantially equivalent awards. Any awards which are not assumed or continued in connection with a change in control or are not exercised or settled prior to the change in control will terminate effective as of the time of the change in control.

The compensation committee may provide for the acceleration of vesting of any or all outstanding awards upon such terms and to such extent as it determines, except that the vesting of all awards held by members of our Board of Directors who are not employees will automatically be accelerated in full. Our 2011 Plan also authorizes the compensation committee, in its discretion and without the consent of any participant, to cancel each or any outstanding award denominated in shares upon a change in control in exchange for a payment to the participant with respect to each share subject to the cancelled award of an amount equal to the excess of the consideration to be paid per share of common stock in the change in control transaction over the exercise price per share, if any, under the award.

2002 Stock Option/Stock Issuance Plan

Upon our IPO in May 2011, our ability to grant awards under the 2002 Plan was terminated. As of December 31, 2011, options to purchase 11,201,208 shares of common stock were outstanding under the 2002 Plan. The 2002 Plan will continue to govern the terms and conditions of the outstanding equity awards granted under the 2002 Plan.

In the event of a change in control where the acquirer does not assume or replace awards granted under our 2002 Stock Plan, awards issued under our 2002 Stock Plan will be subject to accelerated vesting such that 100% of such award will become vested and exercisable or payable, as applicable. All awards that are not exercised prior to the change in control will terminate. A stock award may provide for acceleration of vesting in the event of a change in control, or upon the optionee’s involuntary termination following a specified event, as may be provided in the applicable stock award agreement or other written agreement between the award recipient and us. Our standard forms of award agreements provide that following a change in control transaction where the optionee is involuntarily terminated within twelve months following such change in control, the equity awards granted under our 2002 Stock Plan will become accelerated to the lesser of (a) 25% of the shares subject to the award at the time of grant (or, if the award was replaced with a cash incentive program, 25% of the total cash payments that were placed in escrow and to be paid to the participant in connection with the change in control) or (b) all of the remaining unvested shares subject to the award (or, if the award was replaced with a cash incentive program, the participant’s cash payments that remain in escrow at the time of his or her termination) and the award will have a post-termination exercisability period of up to one year following such termination (but not later than the award’s expiration date).

Under our 2002 Stock Plan, a change in control is generally defined as:

•

a stockholder-approved merger, consolidation or other reorganization in which securities representing more than 50% of the total combined voting power of our outstanding securities are beneficially owned, directly or indirectly, by a person or persons different from the person or persons who beneficially owned those securities immediately prior to such transaction;

•	a stockholder-approved sale, transfer or other disposition of all or substantially all of our assets; or

•

the acquisition, directly or indirectly, by any person or related group of persons (other than us or a person that directly or indirectly controls, is controlled by, or is under common control with, us), of beneficial ownership (within the meaning of Rule 13-d3 of the Securities Exchange Act of 1934, as amended) of securities possessing more than 50% of the total combined voting power of our outstanding securities from a person or persons other than us.

2011 Employee Stock Purchase Plan

In April 2011, our stockholders adopted and approved our 2011 Employee Stock Purchase Plan, or our 2011 ESPP. As of December 31, 2011, 1,122,000 shares of our common stock are authorized and reserved for sale under our 2011 ESPP. In addition, our 2011 ESPP provides for an automatic annual increase in the number of shares available for issuance under the plan on January 1 of each year through and including January 1, 2021 equal to the lesser of (i) 1% of our then issued and outstanding shares of common stock on the immediately preceding December 31, or (ii) a number of shares as our Board of Directors may determine. Appropriate adjustments will be made in the number of authorized shares and in outstanding purchase rights to prevent dilution or enlargement of participants’ rights in the event of a stock split or other change in our capital structure. Shares subject to purchase rights which expire or are canceled will again become available for issuance under our 2011 ESPP.

Our employees and employees of any parent or subsidiary corporation designated by our compensation committee are eligible to participate in our 2011 ESPP if they are customarily employed by us for more than 20 hours per week and more than five months in any calendar year. However, an employee may not be granted a right to purchase stock under our 2011 ESPP if: (i) the employee immediately after such grant would own stock possessing 5% or more of the total combined voting power or value of all classes of our capital stock or of any parent or subsidiary corporation, or (ii) the employee’s rights to purchase stock under all of our employee stock purchase plans would accrue at a rate that exceeds $25,000 in value for each calendar year of participation in such plans.

Our 2011 ESPP is implemented through a series of sequential offering periods, generally six months in duration beginning on or about the first trading day commencing on or after May 16th and November 16th of each year and ending on or about the last trading day on or immediately prior to November 15th and May 15th of each year, respectively. Our compensation committee is authorized to establish additional or alternative concurrent, sequential or overlapping offering periods and offering periods having a different duration or different starting or ending dates, provided that no offering period may have a duration exceeding 27 months.

Amounts accumulated for each participant, generally through payroll deductions, are credited toward the purchase of shares of our common stock at the end of each offering period at a price generally equal to the lesser of (i) 85% of the fair market value of our common stock on the first date of the offering period, or (ii) 85% of the fair market value of our common stock on the purchase date. Prior to commencement of an offering period our compensation committee is authorized to change the purchase price discount for that offering period.

No participant may purchase under our 2011 ESPP in any calendar year shares having a value of more than $25,000 measured by the fair market value per share of our common stock on the first day of the applicable offering period. Prior to the beginning of any offering period, our compensation committee may alter the maximum number of shares that may be purchased by any participant during the offering period or specify a maximum aggregate number of shares that may be purchased by all participants in the offering period. If insufficient shares remain available under the plan to permit all participants to purchase the number of shares to which they would otherwise be entitled, our compensation committee will make a pro rata allocation of the available shares. Any amounts withheld from participants’ compensation in excess of the amounts used to purchase shares will be refunded, without interest.

In the event of a change in control, an acquiring or successor corporation may assume our rights and obligations under our 2011 ESPP. If the acquiring or successor corporation does not assume such rights and obligations, then the purchase date of the offering periods then in progress will be accelerated to a date prior to the change in control as specified by our compensation committee, but the number of shares subject to outstanding purchase rights shall not be adjusted.

401(k) Plan

Effective January 2001, we adopted our 401(k) plan for our employees. The 401(k) plan is intended to qualify under Section 401(k) of the Internal Revenue Code of 1986, as amended, so that contributions to the 401(k) plan by employees or by us, and the investment earnings thereon, are not taxable to employees until withdrawn from the 401(k) plan, and so that contributions by us, if any, will be deductible by us when made. Under the 401(k) plan, employees may elect to reduce their current compensation by up to the statutorily prescribed annual limit and to have the amount of such reduction contributed to the 401(k) plan. The 401(k) plan permits, but does not require, matching contributions to the 401(k) plan by us on behalf of all participants in the

401(k) plan. During the year ended December 31, 2011, we made matching contributions under the 401(k) plan in an amount equal to $0.25 for every $1.00 contributed by a participant up to maximum of 1% of earnings.

Limitation of Liability and Indemnification

Our amended and restated certificate of incorporation limits the liability of directors to the fullest extent permitted by Delaware law. Delaware law provides that directors of a corporation will not be personally liable for monetary damages for breach of their fiduciary duties as directors, except liability for any of the following acts:

•	any breach of their duty of loyalty to the corporation or its stockholders;

•	acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law;

•	unlawful payments of dividends or unlawful stock repurchases or redemptions; or

•	any transaction from which the director derived an improper personal benefit.

These limitations of liability do not apply to liabilities arising under federal securities laws and do not affect the availability of equitable remedies such as injunctive relief or rescission.

Our amended and restated bylaws also provide that we will indemnify our directors, officers, employees and other agents to the fullest extent permitted by law. Our amended and restated bylaws also permit us to secure insurance on behalf of any officer, director, employee or other agent for any liability arising out of his or her actions in connection with their services to us, regardless of whether our amended and restated bylaws permit such indemnification. We have obtained an insurance policy that insures our directors and officers against certain liabilities, including liabilities arising under applicable securities laws.

We have entered, and intend to continue to enter, into separate indemnification agreements with our directors and executive officers, in addition to the indemnification provided for in our amended and restated bylaws. These agreements, among other things, provide that we will indemnify our directors and executive officers for certain expenses, including attorneys’ fees, judgments, fines and settlement amounts incurred by a director or executive officer in any action or proceeding arising out of their services as one of our directors or executive officers, or any of our subsidiaries or any other company or enterprise to which the person provides services at our request. At present, we do not believe there is any material pending litigation or proceeding involving any of our directors or executive officers as to which indemnification is required or permitted, and we are not aware of any threatened material litigation or proceeding that may result in a claim for indemnification.

RELATED PARTY TRANSACTIONS

Since January 2011, there has not been any transaction or series of similar transactions to which we were or are a party in which the amount involved exceeded or exceeds $120,000 and in which any of our directors or executive officers, any holder of more than 5% of any class of our voting securities or any member of the immediate family of any of the foregoing persons had or will have a direct or indirect material interest, other than the compensation arrangements and indemnification agreements described in “Executive Compensation” and the transactions set forth below. We believe that we have executed all of the transactions set forth below on terms no less favorable to us than we could have obtained from unaffiliated third parties.

Transactions with the USTA

In August 2006, we entered into a Master Services Agreement and certain other related agreements with the United States Tennis Association, or USTA, as amended in December 2010. Scott Schultz, a member of our Board of Directors, is the managing director for recreational tennis at the USTA. Pursuant to the terms of these agreements, the USTA purchases certain software services from us. For the year ended December 31, 2011, net revenue from USTA and its affiliates was approximately $5.0 million. In addition, the USTA held a warrant to purchase shares of our common stock, which was net exercised for 91,148 shares upon the closing of our initial public offering.

Transactions with ESPN and Disney

In December 2007, we entered into an Internet advertising and promotion agreement with an affiliate of ESPN, as amended in May 2009. Entities affiliated with ESPN hold in the aggregate more than 5% of our common stock. Pursuant to the terms of the agreement, an affiliate of ESPN purchases certain advertising and promotion services from us. For year ended December 31, 2011, revenue from ESPN and its affiliates was approximately $6.5 million.

ESPN is a wholly-owned subsidiary of The Walt Disney Company (“Disney”). We have also entered into an online registration services agreement with Disney to provide online advertising. We recorded revenues from Disney of approximately $1.5 million for the year ended December 31, 2011.

Convertible Note Financing

In September 2009, we entered into a convertible debt note purchase agreement totaling $4.0 million with David Alberga, our Chief Executive Officer, and ABS Ventures IT, L.P. and ABS Ventures IX, L.P., two entities affiliated with Bruns Grayson, a member of our board of directors. We used a portion of the proceeds from the initial public offering to repay $1.0 million of the outstanding principal amount of the convertible debt. The remaining $3.0 million of outstanding principal and $0.5 million of accrued interest was converted into 218,989 shares of our common stock in June 2011.

Employee Relationships

David Landa, the brother of Matthew Landa, our President, serves as our Senior Director, Strategic Business Development. Mr. Landa earned $103,500 in base salary in 2011 and his target bonus for fiscal 2011 was $40,000. Mr. Landa also received 1,000 options to purchase shares of our common stock as part of his compensation in 2011.

Other Agreements with Management

We have entered into employment offer letters and retention and change of control agreements with certain of our executive officers, which contain vesting acceleration or severance benefits upon termination of employment or a change of control. See “Executive Compensation—Employment Arrangements—Retention and

Change of Control Agreements” for a description of these agreements. Please see “Security Ownership of Certain Beneficial Owners and Management” for a description of the option and stock holdings of our directors and executive officers. Please see “Executive Compensation—Limitation of Liability and Indemnification” for a description of our indemnification agreements with our directors and executive officers.

Policy for Approval of Related Party Transactions

Our audit committee is responsible for reviewing and approving all transactions in which we are a participant and in which any parties related to us, including our executive officers, directors, beneficial owners of more than 5% of our securities, immediate family members of the foregoing persons and any other persons whom our Board of Directors determines may be considered related parties, has or will have a direct or indirect material interest. If advanced approval is not feasible, the audit committee has the authority to ratify a related party transaction at the next audit committee meeting. For purposes of our audit committee charter, a material interest is deemed to be any consideration received by such a party in excess of $120,000 per year.

In reviewing and approving such transactions, the audit committee shall obtain, or shall direct our management to obtain on its behalf, all information that our committee believes to be relevant and important to a review of the transaction prior to its approval. Following receipt of the necessary information, a discussion shall be held of the relevant factors if deemed to be necessary by our committee prior to approval. If a discussion is not deemed to be necessary, approval may be given by written consent of our committee. This approval authority may also be delegated to the chairman of the audit committee in respect of any transaction in which the expected amount is less than $500,000. No related party transaction may be entered into prior to the completion of these procedures.

The audit committee or its chairman, as the case may be, shall approve only those related party transactions that are determined to be in, or not inconsistent with, the best interests of us and our stockholders, taking into account all available facts and circumstances as our committee or the chairman determines in good faith to be necessary. These facts and circumstances will typically include, but not be limited to, the material terms of the transaction, the nature of the related party’s interest in the transaction, the significance of the transaction to the related party and the nature of our relationship with the related party, the significance of the transaction to us, and whether the transaction would be likely to impair (or create an appearance of impairing) the judgment of a director or executive officer to act in our best interest. No member of the audit committee may participate in any review, consideration or approval of any related party transaction with respect to which the member or any of his or her immediate family members is the related party, except that such member of the audit committee will be required to provide all material information concerning the related party transaction to the audit committee.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth information on the beneficial ownership of our common stock as of March 26, 2012 by (i) each stockholder who is known by us to own beneficially more than 5% of our common stock, (ii) our non-employee directors, (iii) our “named executive officers,” as defined in “Executive Compensation—Compensation Discussion and Analysis,” and (iv) all of our directors and executive officers as a group. Except as listed below, the address of all owners listed is c/o The Active Network, Inc., 10182 Telesis Court, Suite 100, San Diego, California 92121.

	Number of Shares and Nature of Beneficial Ownership (1)	Percent of Class (1)
5% Stockholders:
Entities affiliated with ESPN (2)	6,038,806	10.4%
Entities affiliated with Canaan Partners (3)	4,627,879	8.0%
Elicia Acquisition Corp. (4)	4,600,052	7.9%
T. Rowe Price Associates, Inc. (5)	4,000,945	6.9%
Entities affiliated with ABS Ventures (6)	3,647,709	6.3%

Named Executive Officers and Directors:
David Alberga (7)	1,913,102	3.3%
Matthew Landa (8)	1,662,400	2.9%
Scott Mendel (9)	361,742	*
Darko Dejanovic	—	*
Jon Belmonte (10)	380,799	*
Sheryl Roland (11)	180,335	*
Thomas N. Clancy (12)	210,024	*
Stephen L. Green (13)	4,697,425	8.1%
Bruns H. Grayson (14)	3,727,284	6.4%
Joseph Levin (15)	46,000	*
Scott Schultz (15)(16)	46,000	*
All current executive officers and directors as a group (12 persons)	13,490,237	21.6%

*	Represents beneficial ownership of less than 1%.
(1)	Number of shares owned as shown both in this table and the accompanying footnotes and percentage ownership is based on 58,166,605 shares of common stock outstanding on March 26, 2012.
(2)	Includes 2,169,696 of the shares are held by ESPN Digital Media, Inc. and 3,869,110 of the shares are held by Starwave Corporation. ESPN Digital Media, Inc. is a wholly-owned subsidiary of ESPN, Inc. Starwave Corporation is a wholly-owned subsidiary of The Walt Disney Company. ESPN, Inc. is a majority-owned subsidiary of The Walt Disney Company. The address of the entities affiliated with ESPN, Inc. is ESPN Plaza, Bristol, CT 06010.
(3)

The address of the entities affiliated with Canaan Partners is 285 Riverside Avenue, Suite 250, Westport, CT 06880. Shares beneficially owned consist of 87,637 shares of common stock held by Canaan Equity II Entrepreneurs LLC (“Canaan Entrepreneurs II”), 1,103,895 shares held by Canaan Equity II L.P. (“Canaan Equity II”), 493,803 shares of common stock held by Canaan Equity II L.P. (QP) (“Canaan QP II”), 55,352 shares of common stock held by Canaan Equity III Entrepreneurs LLC (“Canaan Entrepreneurs III”), 1,482,243 shares of common stock held by Canaan Equity III L.P. (“Canaan Equity III”) and 1,404,949 shares of common stock held by Canaan VII L.P. (“Canaan VII L.P.”). Canaan Equity Partners II LLC (“Canaan II”) as (a) the sole Manager of Canaan Entrepreneurs II and (b) the sole General Partner of each of Canaan Equity II and Canaan QP II, has ultimate voting and dispositive power over the shares held of record by Canaan Entrepreneurs II, Canaan Equity II and Canaan QP II (the “Canaan II Shares”). Canaan Equity Partners III LLC (“Canaan III”) as (a) the sole Manager of Canaan Entrepreneurs III and (b) the sole

General Partner of Canaan Equity III, has ultimate voting and dispositive power over the shares held of record by Canaan Entrepreneurs III and Canaan Equity III (the “Canaan III Shares”). Canaan Partners VII LLC (“Canaan VII”) is the sole General Partner of Canaan VII L.P. and has ultimate voting and dispositive power over the shares held of record by Canaan VII L.P. (the “Canaan VII Shares”). Shared voting and dispositive power over the Canaan II Shares is vested in the managers of Canaan II, which are John V. Balen, Stephen L. Green, Deepak Kamra, Gregory Kopchinsky, Guy M. Russo, Eric A. Young, Charmers Landing LLC (“Charmers”), Stonehenge LLC (“Stonehenge”) and Waubeeka LLC (“Waubeeka”). The sole managers of Charmers, Stonehenge and Waubeeka are Stephen L. Green, Gregory Kopchinsky and Guy M. Russo, respectively. Shared voting and dispositive power over the Canaan III Shares is vested in the managers of Canaan III, which are John V. Balen, Stephen L. Green, Deepak Kamra, Gregory Kopchinsky, Seth A. Rudnick, Guy M. Russo and Eric A. Young. Shared voting and dispositive power over the Canaan VII Shares is vested in the managers of Canaan VII, which are Brenton K. Ahrens, John V. Balen, Maha S. Ibrahim, Deepak Kamra, Gregory Kopchinsky, Seth A. Rudnick, Guy M. Russo and Eric A. Young. Stephen L. Green, a member of the Company’s board of directors, is a manager of Canaan II and Canaan III. Mr. Green does not have voting or dispositive power over the Canaan VII shares.
(4)	The address of Elicia Acquisition Corp. is 555 W. 18th St., New York, New York 10011. Elicia Acquisition Corp. is a wholly owned subsidiary of IAC/InterActiveCorp. Voting and dispositive power over the shares resides with the board of directors of IAC/InterActiveCorp. The board of directors of IAC/InterActiveCorp. consists of Gregory R. Blatt, Edgar Bronfman, Jr., Barry Diller, Victor A. Kaufman, Donald R. Keough, Bryan Lourd, Arthur C. Martinez, David S. Rosenblatt, Alexander von Furstenberg, Richard F. Zannino and Michael P. Zeisser.
(5)	Information based on Schedule 13G as filed with the Securities and Exchange Commission on February 10, 2012. These securities are owned by various individual and institutional investors, which T. Rowe Price Associates, Inc. serves as investment advisor. As of February 10, 2012, T. Rowe Price Associates, Inc. had sole voting power over 660,245 shares of common stock and sole dispositive power over 4,000,945 shares of common stock. The address of T. Rowe Price Associates, Inc. is 100 East Pratt Street, Baltimore, Maryland 21202.
(6)	The address of the entities affiliated with ABS Ventures is 950 Winter Street, Suite 2600, Waltham, MA 02451. Shares beneficially owned consist of 1,570,939 shares of common stock held by ABS Ventures IX, L.P., 72,996 shares of common stock held by ABS Ventures IT, L.P, 3,774 shares of common stock held by ABS Investors L.L.C., and 2,000,000 shares of common stock held by ABS Ventures VI, L.L.C. ABS Ventures VI, L.P. is the sole member of ABS Ventures VI, L.L.C. Calvert Capital IV LLC is the general partner of ABS Ventures VI, L.P. Calvert Capital V LLC is the general partner of ABS Ventures IX, L.P. Calvert Capital VI LLC is the general partner of ABS Ventures IT, L.P. Calvert Capital Management Company is the sole member of Calvert Capital VI LLC. Bruns Grayson, the managing member of ABS Investors L.L.C., Calvert Capital IV LLC and Calvert Capital V LLC, has voting and dispositive power with respect to the shares held by ABS Investors L.L.C., ABS Ventures IX, L.P. and ABS Ventures VI L.L.C. R. William Burgess, Jr. is also a managing member of Calvert Capital V LLC and shares voting and dispositive power with respect to the securities held by ABS Ventures IX, L.P. Mr. Grayson is the President of Calvert Capital Management Company and Mr. Burgess is its Vice President and together they share voting and dispositive power with respect to the shares held by ABS Investors LLC.
(7)	Includes 184,599 shares of common stock held by The Alberga/Cernosia Revocable Trust dated October 26, 2004. Also includes options to purchase 1,728,503 shares of common stock currently exercisable (i) 587,139 of which are held by The Alberga/Cernosia Revocable Trust dated October 26, 2004, of which 222,983 are unvested as of March 26, 2012 and (ii) 1,141,364 of which are held by Mr. Alberga, of which 86,602 are unvested as of March 26, 2012.
(8)	Includes 1,412,400 options to purchase shares of common stock currently exercisable (i) 1,106,045 of which are held by The Landa Family Trust utd May 18, 2007, of which 36,157 are unvested as of March 26, 2012, and (ii) 306,355 of which are held by Mr. Landa, of which 235,511 are unvested as of March 26, 2012.
(9)	Represents options to purchase 361,742 shares of common stock currently exercisable, of which 284,335 remain unvested as of March 26, 2012.

(10)	Includes 13,169 shares of common stock which are held by Jon Belmonte, Trustee of the Belmonte Trust dated November 13, 2010 and 367,630 options to purchase shares of common stock, all of which are exercisable and vested as of March 26, 2012.
(11)	Includes 26,980 shares of common stock issued upon exercise of unvested options, which are subject to a right to repurchase by us as of March 26, 2012, which lapses over the vesting schedule. Also includes 100,000 options to purchase shares of common stock, of which 75,001 are unvested as of March 26, 2012.
(12)	Includes (i) 20,625 shares of common stock issued upon exercise of unvested options which are subject to a right of repurchase by us as of March 26, 2012, which lapses over the vesting schedule, and (ii) 79,024 shares held by TAO Venture Partners, LLC. Also includes options to purchase 46,000 shares of common stock currently exercisable, of which 30,666 are unvested as of March 26, 2012. Tom Clancy is the managing member of TAO Venture Partners, LLC and has voting and dispositive power with respect to the shares. Mr. Clancy disclaims beneficial ownership except to the extent of his pecuniary interest therein. The address of TAO Venture Partners, LLC is c/o Tom Clancy, 3023 Lloyd St., San Diego, California 92117.
(13)	Includes 4,627,879 shares held by entities affiliated with Canaan Partners. See footnote 3 above. Also includes options to purchase 46,000 shares of common stock, of which 30,666 are unvested as of March 26, 2012.
(14)	Includes 3,647,709 shares held by entities affiliated with ABS Ventures. See footnote 5 above. Also includes options to purchase 46,000 shares of common stock, of which 30,666 are unvested as of March 26, 2012.
(15)	Includes options to purchase 46,000 of common stock, of which 30,666 are unvested as of March 26, 2012.
(16)	Mr. Schultz has entered into an agreement with the United States Tennis Association pursuant to which the United States Tennis Association receives the pecuniary benefit upon exercise of his options. Mr. Schultz disclaims beneficial ownership except to the extent of his pecuniary interest therein.

Section 16(a) Beneficial Ownership Reporting Compliance

Section 16(a) of the Exchange Act, requires our executive officers and directors and persons who beneficially own more than 10% of our common stock to file initial reports of beneficial ownership and reports of changes in beneficial ownership with the SEC. Such persons are required by SEC regulations to furnish us with copies of all Section 16(a) forms filed by such persons.

To our knowledge, no person who, during the fiscal year ended December 31, 2011, was a director or officer of the company, or beneficial owner of more than ten percent of our common stock (which is the only class of our securities registered under Section 12 of the Exchange Act), failed to file on a timely basis reports required by Section 16 of the Exchange Act during such fiscal year with the exception of David Alberga who filed a Form 4 filing on July 29, 2011. The foregoing is based solely upon a review by us of Forms 3 and 4 relating to the most recent fiscal year as furnished to us under Rule 16a-3(d) under the Exchange Act, and Forms 5 and amendments thereto furnished to us with respect to its most recent fiscal year, and any representation received by us from any reporting person that no Form 5 is required.

WHERE YOU CAN FIND MORE INFORMATION

We have filed with the SEC a registration statement on Form S-1 under the Securities Act with respect to the shares of common stock being offered by this prospectus. This prospectus does not contain all of the information in the registration statement and its exhibits. For further information with respect to us and the common stock offered by this prospectus, we refer you to the registration statement and its exhibits. Where we make statements in this prospectus as to the contents of any contract or any other document, for the complete text of that document, we refer you to the copy of the contract or other document filed as an exhibit to the registration statement. Each of these statements is qualified in all respects by this reference.

You can read our SEC filings, including the registration statement of which this prospectus is a part, over the Internet at the SEC’s website at www.sec.gov. You may also read and copy any document we file with the SEC at its public reference facilities at 100 F Street, NE, Washington, DC 20549. You may also obtain copies of the document at prescribed rates by writing to the Public Reference Section of the SEC at 100 F Street, NE, Washington, DC 20549. Please call the SEC at 1-800-SEC-0330 for further information on the operation of the public reference facilities.

We are subject to the information reporting requirements of the Securities Exchange Act of 1934, as amended, or the Exchange Act, and, as such, we will file reports, proxy statements and other information with the SEC. We also intend to furnish our stockholders with annual reports containing our consolidated financial statements audited by an independent public accounting firm and quarterly reports containing our unaudited consolidated financial information. We maintain a website at theactivenetwork.com. The reference to our web address does not constitute incorporation by reference of the information contained at this site. You may access our annual report on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K and amendments to those reports filed or furnished pursuant to Section 13(a) or 15(d) of the Exchange Act with the SEC free of charge at our website as soon as reasonably practicable after such material is electronically filed with, or furnished to, the SEC.

LEGAL MATTERS

The validity of the shares of common stock offered by this prospectus has been passed upon for us by our counsel, DLA Piper LLP (US), San Diego, California.

EXPERTS

Ernst & Young LLP, independent registered public accounting firm, has audited our consolidated financial statements included in our Annual Report on Form 10-K for the year ended December 31, 2011, as set forth in their report, which is incorporated by reference in this prospectus and elsewhere in the registration statement. Our financial statements are incorporated by reference in reliance on Ernst & Young LLP’s report, given on their authority as experts in accounting and auditing.

INCORPORATION OF CERTAIN INFORMATION BY REFERENCE

The SEC allows us to incorporate by reference the information contained in documents that we file with them. We are incorporating by reference into this prospectus our Annual Report on Form 10-K for the fiscal year ended December 31, 2011 that we filed with the SEC on March 16, 2012.

By incorporating by reference our Annual Report on Form 10-K, we can disclose important information to you by referring you to our Annual Report on Form 10-K, which is considered part of this prospectus. We will provide to each person, including any beneficial owner, to whom a prospectus is delivered, a copy of any or all of the reports or documents that we incorporate by reference in this prospectus (except exhibits to the documents that are not specifically incorporated by reference) at no cost to you, by contacting our Investor Relations Department at 10182 Telesis Court, Suite 100, San Diego, California 92121 or by emailing IR@activenetwork.com. Copies of any of these documents may also be obtained free of charge through our website at www.activenetwork.com.

Any statement contained in a document incorporated or deemed to be incorporated by reference into this prospectus will be deemed to be modified or superseded for purposes of this prospectus to the extent that a statement contained in this prospectus or any other subsequently filed document that is deemed to be incorporated by reference into this prospectus modifies or supersedes the statement. Any statement so modified or superseded will not be deemed, except as so modified or superseded, to constitute a part of this prospectus.

1,500,000 Shares

The Active Network, Inc.

Common Stock, Par Value $0.001 Per Share

PROSPECTUS

April 12, 2012